UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August , 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date August 03, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Director of Finance

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of June  30, 2015 (unaudited) and for the six  months period then ended (unaudited)

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of June 30, 2015 and for the six months period then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries

On behalf of the Board of Directors, we undersigned:

1.  Name                                  : Alex J. Sinaga

     Business address                : Jl. Japati No. 1 Bandung 40133

    Address                               : Jl. Anggrek Nelimurni B-70 No.38 Kelurahan Kemanggisan

                                                Kecamatan Palmerah, Jakarta Barat

    Phone                                 : (022)  4527101

    Position                              : President Director

2.  Name                                  : Heri Sunaryadi

     Business address                : Jl. Japati No. 1 Bandung 40133

    Address                              : Jl. Graha Taman Blok HC8 No.5 Bintaro Jaya Sektor 9

                                                Kelurahan Pondok Pucung Kecamatan Pondok Aren, Tangerang Selatan

Phone                                 : (022) 4527201/ (021) 5209824

      Position                              : Director of Finance

We hereby state as follows:

1.  We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.  The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian Financial Accounting Standards;

3.  All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;

4.  The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.  We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, July 30, 2015

/s/ Alex Sinaga	/s/ Heri Sunaryadi
Alex J. Sinaga	Heri Sunaryadi
President Director	Director of Finance

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND FOR THE SIX  MONTHS PERIOD THEN ENDED (UNAUDITED)

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2015 (unaudited), December 31, 2014 (restated) and January 1, 2014 (restated)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

			2014	January 1, 2014
	Notes	2015	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,4,36,42	24,286	17,672	14,696
Other current financial assets	2c,2d,2e,2u, 5,36,42	2,970	2,797	6,872
Trade receivables - net of provision for impairment of receivables	2g,2u, 6,16,19,20,28,42
Related parties	2c,36	945	873	1,103
Third parties		7,371	6,124	5,520
Other receivables - net of provision for impairment of receivables	2g,2u,42	402	383	395
Inventories - net of provision for obsolescence	2h,7,16,19,20	583	474	509
Advances and prepaid expenses	2c,2i,8,36	4,943	4,733	3,937
Claim for tax refund	2t,30	2	291	10
Prepaid taxes	2t,30	1,349	890	525
Asset held for sale	2j,10	5	57	105
Total Current Assets		42,856	34,294	33,672
NON-CURRENT ASSETS
Long-term investments	2f,2u,9	1,769	1,767	304
Property and equipment - net of accumulated depreciation	2d,2l,2m,2n,10, 16,19,20	98,324	94,809	86,761
Prepaid pension benefit costs	2s,33	1,096	1,170	949
Advances and other non-current assets	2c,2i,2l,2n,2u, 11,36,39,42	6,575	6,479	4,795
Claims for tax refund - net of current portion	2t,30	773	745	499
Intangible assets - net of accumulated amortization	2d,2k,2n,12	2,533	2,463	1,508
Deferred tax assets - net	2t,30	124	95	67
Total Non-current Assets		111,194	107,528	94,883
TOTAL ASSETS		154,050	141,822	128,555

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

1

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of June 30, 2015 (unaudited), December 31, 2014 (restated) and January 1, 2014 (restated)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

			2014	January 1, 2014
	Notes	2015	(Restated)	(Restated)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2r,2u,13,42
Related parties	2c,36	876	898	1,031
Third parties		12,560	11,464	11,166
Other payables	2u,42	156	114	388
Taxes payable	2t,30	2,313	2,376	1,698
Accrued expenses	2c,2r,2u,14,26,33,36,42	6,230	5,211	5,264
Unearned income	2r,15	3,272	3,963	3,490
Advances from customers and suppliers	2c,36	2,054	583	472
Short-term bank loans	2c,2p,2u,16,36,42	1,541	1,810	432
Current maturities of long-term liabilities	2c,2m,2p,2u, 17,36,42	5,378	5,899	5,093
Total Current Liabilities		34,380	32,318	29,034
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,30	2,579	2,703	2,908
Other liabilities	2r	322	394	472
Long service award provisions	2s,34	429	410	336
Post-retirement health care benefit costs provisions	2s,35	563	441	993
Pension and other post-employment benefits	2s,33	3,781	3,674	3,265
Long-term liabilities - net of current maturities	2u,17,42
Obligations under finance leases	2m,10	4,191	4,218	4,321
Two-step loans	2c,2p,18,36	1,363	1,408	1,702
Bonds and notes	2c,2p,19,36	9,343	2,239	3,073
Bank loans	2c,2p,20,36	14,834	7,878	5,635
Total Non-current Liabilities		37,405	23,365	22,705
TOTAL LIABILITIES		71,785	55,683	51,739

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

2

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of June 30, 2015 (unaudited), December 31, 2014 (restated) and January 1 2014 (restated)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

			2014	January 1, 2014
	Notes	2015	(Restated)	(Restated)
EQUITY
Capital stock - Rp50 par value per Series A Dwiwarna share and Series B share Authorized - 1 Series A Dwiwarna share and 399,999,999,999 Series B shares Issued and fully paid - 1 Series A Dwiwarna share and 100,799,996,399 Series B shares	1c,22	5,040	5,040	5,040
Additional paid-in capital	2d,2v,23	2,899	2,899	2,323
Treasury stock	2v,24	(3,836)	(3,836)	(5,805)
Effect of change in equity of associated companies	2f	386	386	386
Unrealized holding gain on available-for-sale securities	2u	38	39	38
Translation adjustment	2f	482	415	391
Difference due to acquisition of non-controlling interests in subsidiaries	1d,2d	(508)	(508)	(508)
Other reserves	1d	49	49	49
Retained earnings
Appropriated	32	15,337	15,337	15,337
Unappropriated		46,660	47,995	42,633
Net Equity Attributable to Owners of the Parent Company		66,547	67,816	59,884
Non-controlling Interests	2b,21	15,718	18,323	16,932
TOTAL EQUITY		82,265	86,139	76,816
TOTAL LIABILITIES AND EQUITY		154,050	141,822	128,555

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

3

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Six  Months Period Ended June 30, 2015 and 2014 (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2014
REVENUES	2c,2r,25,36	48,840	43,542
Operations, maintenance and telecommunication service expenses	2c,2h,2r,7,27,36	(14,028)	(10,769)
Depreciation and amortization	2k,2l,2m,2r,10,11,12	(8,793)	(8,163)
Personnel expenses	2c,2r,2s,14,26,33,34,35,36	(5,890)	(4,789)
Interconnection expenses	2c,2r,29,36	(1,952)	(2,545)
General and administrative expenses	2c,2g,2r,2t,6,28,36	(2,016)	(1,846)
Marketing expenses	2r	(1,414)	(1,455)
Gain (loss) on foreign exchange – net	2q	25	(146)
Other income	2r,10c	477	406
Other expenses	2r,10c	(126)	(163)
OPERATING PROFIT		15,123	14,072
Finance income	2c,36	600	636
Finance costs	2c,2r,36	(1,004)	(863)
Share of profit (loss) of associated companies	2f,9	1	(13)
PROFIT BEFORE INCOME TAX		14,720	13,832
INCOME TAX (EXPENSE) BENEFIT	2t,30
Current		(3,895)	(3,566)
Deferred		154	69
		(3,741)	(3,497)
PROFIT FOR THE PERIOD		10,979	10,335
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income to be reclassified to profit or loss in subsequent period:
Foreign currency translation	1d,2b,2f	67	(46)
Change in fair value of available-for-sale financial assets	2u	(1)	3
Other Comprehensive Income – net		66	(43)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		11,045	10,292
Profit for the period attributable to:
Owners of the parent company		7,447	7,286
Non-controlling interests	2b,21	3,532	3,049
		10,979	10,335
Total comprehensive income for the period attributable to:
Owners of the parent company		7,513	7,243
Non-controlling interests	2b,21	3,532	3,049
		11,045	10,292
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)
Net income per share	2x,31	75.85	74.95
Net income per ADS (200 Series B shares per ADS)		15,170.87	14,990.57

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

4

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six  Months Period Ended June 30, 2015 and 2014 (Unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Effect of change in equity of associated companies	Unrealized holding gain on available - for-sale securities	Translation adjustment	Difference due to acquisition of non-controlling interests in subsidiaries	Other reserves	Retained earnings		Net	Non-controlling interests	Total equity
										Appropriated	Unappropriated
Balance, December 31, 2014		5,040	2,899	(3,836)	386	39	415	(508)	49	15,337	47,986	67,807	18,318	86,125
Adjustment in relation to implementation of Statement of Financial Accounting Standards (PSAK) No. 24 Employee benefits (Revised 2013)	2ab	-	-	-	-	-	-	-	-	-	9	9	5	14
Balance, January 1, 2015, restated		5,040	2,899	(3,836)	386	39	415	(508)	49	15,337	47,995	67,816	18,323	86,139
Paid in capital for associated companies		-	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Cash dividends	2w,32	-	-		-	-	-	-	-	-	(8,782)	(8,782)	(6,133)	(14,915)
Comprehensive income for the period	1d,2b,2f,2q,2u,21	-	-		-	(1)	67	-	-	-	7,447	7,513	3,532	11,045
Balance, June 30, 2015		5,040	2,899	(3,836)	386	38	482	(508)	49	15,337	46,660	66,547	15,718	82,265

The accompanying notes to the consolidated financial statements  form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six  Months Period Ended June 30, 2015 and 2014 (Unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Effect of change in equity of associated companies	Unrealized holding gain on available-for-sale securities	Translation adjustment	Difference due to acquisition of non-controlling interest in subsidiaries	Other reserves	Retained earnings		Net	Non-controlling interests	Total equity
										Appropriated	Unappropriated
Balance, December 31, 2013		5,040	2,323	(5,805)	386	38	391	(508)	49	15,337	43,291	60,542	16,882	77,424
Adjustment in relation to implementation of Statement of Financial Accounting Standards (PSAK) No. 24 Employee benefits (Revised 2013)	2ab	-	-	-	-	-	-	-	-	-	(658)	(658)	50	(608)
Balance, January 1, 2014, restated		5,040	2,323	(5,805)	386	38	391	(508)	49	15,337	42,633	59,884	16,932	76,816
Paid in capital for associated companies		-	-	-	-	-	-	-	-	-	-	-	35	35
Cash dividends	2w,32	-	-	-	-	-	-	-	-	-	(9.943)	(9,943)	(5,485)	(15,428)
Sales of treasury stock	24	-	576	1,969	-	-	-	-	-	-	-	2,545	-	2,545
Comprehensive income (loss) for the period	1d,2b,2f, 2q,2u,21	-	-	-	-	3	(46)	-	-	-	7,286	7,243	3,049	10,292
Balance, June 30, 2014		5,040	2,899	(3,836)	386	41	345	(508)	49	15,337	39,976	59,729	14,531	74,260

The accompanying notes to the consolidated financial statements  form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

For the Six  months period ended June  30, 2015 and 2014 (Unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		45,109	38,772
Other operators		2,136	2,440
Total cash receipts from revenues		47,245	41,212
Interest income received		595	641
Payment for value added tax – net		276	386
Other cash receipts – net		85	173
Cash payments for expenses		(17,881)	(15,386)
Cash payments to employees		(6,259)	(4,961)
Payments for corporate and final income taxes		(4,438)	(3,960)
Payments for interest costs		(983)	(810)
Net cash provided by operating activities		18,640	17,295
CASH FLOWS FROM INVESTING ACTIVITIES
Increase (decrease) in advances for purchases of property and equipment		209	(487)
Proceeds from sale of property and equipment	10	177	1
Proceeds from insurance claims	10	68	40
Proceeds from time deposits	5	-	6,200
Acquisition of property and equipment	10	(9,930)	(11,077)
Acquisition of intangible assets	12	(480)	(329)
Placements in assets available for sale	5	(169)	(20)
Increase of long-term investments	9	(7)	(32)
Increase (decrease) in advances and other assets		(2)	172
Net cash used in investing activities		(10,134)	(5,532)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	20	8,450	4,353
Proceeds from bonds	19	7,000	-
Proceeds from short-term bank loans	16	1,757	2,729
Proceeds from medium term notes	19	120	-
Proceeds from promissory notes	19	-	21
Proceeds from treasury stock	24	-	2,545
Cash dividends paid to the Company’s stockholder	32	(8,782)	(9,943)
Cash dividends paid to non-controlling interests of subsidiaries		(6,133)	(5,485)
Repayments of two-step and bank loans	18,20	(2,222)	(2,683)
Repayments of short-term bank loans	16	(2,089)	(544)
Payments of obligations under finance leases	10	(297)	(355)
Repayments of promissory notes	19	(49)	(178)
Capital (withdrew) contribution of non-controlling interests in associated companies		(4)	35
Net cash used in financing activities		(2,249)	(9,505)
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,257	2,258
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		357	(126)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	17,672	14,696
CASH AND CASH EQUIVALENTS AT END OF PERIOD	4	24,286	16,828

The accompanying notes to the consolidated financial statements, form an integral part ofthese consolidated financial statements taken as a whole.

7

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circulation Letters, addition of main and supplementary business activities of the Company, addition of special right of Series A Dwiwarna stockholders, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No. 20 dated May 12, 2015 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0938775  dated June 9, 2015 and MoLHR decision’s No. AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities are  to provide telecommunication network and services and informatics, and to optimize the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing/selling/leasing,  and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling,  and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.    Making investments including capital participation in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which, among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

iii.    Collaborating  with other parties in order to optimize the information, communication or technology resources, owned by other parties as information, communication and technology industry players in line with achieving the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

  Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, total customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there are  additional informations  required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/10/2010	Fixed international nd basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	Internet telephone services for public purposes	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011
License to operate network access point	331/KEP/M.KOMINFO/09/2013	Internet connection services	September 24, 2013

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

1.   Boards of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 26 of of Ashoya Ratam, S.H., MKn., dated on April 17, 2015, and the Extraordinary General Meeting (“EGM”)  as covered by notarial deed No. 35 of Ashoya Ratam, S.H., MKn., dated on December 19, 2014, the composition of the Company’s Boards of Commissioners and Directors as of June 30, 2015 and December 31, 2014, respectively, were  as follows:

	June 30, 2015	December 31, 2014
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othiel Fredric Palit	Dolfie Othiel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Margiyono Darsasumarja	Imam Apriyanto Putro
Independent Commissioner	Rinaldi Firmansyah	Virano Gazi Nasution
Independent Commissioner	Parikesit Suprapto	Parikesit Suprapto
Independent Commissioner	Pamiyati Pamela Johana Waluyo	Johnny Swandi Sjam
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Heri Sunaryadi	Heri Sunaryadi
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhammad Awaluddin	Muhammad Awaluddin
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Services	Dian Rachmawan	Dian Rachmawan

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of June 30, 2015 and December 31, 2014, were as follows:

	June 30, 2015*	December 31, 2014
Chair	Rinaldi Firmansyah	Johnny Swandi Sjam
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Dolfie Othniel Fredric Palit	Virano Gazi Nasution
Member	Agus Yulianto	Agus Yulianto
Corporate Secretary	Andi Setiawan	Honesti Basyir

* The change of Audit Committee is based on Commissioner Regulation No. 06/KEP/DK/2015 dated May 7, 2015

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

3.   Employees

As of June 30, 2015 and December 31, 2014, the Group had 25,259  employees and 25,284  employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the EGM held on December 21, 2005 and the Annual General Meeting (“AGM”)  held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 24).

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 24).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 24).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)  and delisted from the LSE,respectively.

As of June 30, 2015, all of the Company’s Series B shares are listed on the IDX and 46,646,565  ADS shares are listed on the NYSE (Note 22).

As of June 30, 2015, the Company’s outstanding bonds representing the second rupiah bonds issued on June 25, 2010 with a nominal amount of Rp1,005  billion for Series A, a five-year period and Rp1,995  billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 19a).

As of June 16, 2015, the Company issued Continuous Bond I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C a fifteen-year period and Rp1,500 billion for Series D a thirty-year period, repectively, are listed on the IDX (Note 19a).

d.   Subsidiaries

As of June 30, 2015 and December 31, 2014, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Date of start of commercial operations	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	Telecommunication – provides Telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	78,849	78,654

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i)   Direct subsidiaries:

	Nature of business/ date of incorporation	Date of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	or acquisition by the Company	commercial operations	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/May 17, 2001	1995	100	100	8,674	8,836
PT Multimedia Nusantara(“Metra”), Jakarta, Indonesia	Multimedia and network telecommunication services/May 9, 2003	1998	100	100	6,977	6,256
PT Telekomunikasi Indonesia International (“TII”),Jakarta, Indonesia	Telecommunication/July 31, 2003	1995	100	100	5,152	4,549
PT PINS Indonesia (“PINS”) previously PT Pramindo Ikat Nusantara Jakarta, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	3,308	3,129
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/November 26, 2012	2013	100	100	3,228	2,089
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	2,970	2,310
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/January 16, 2014	2014	100	100	537	331
PT Patra Telekomunikasi Indonesia (“Patrakom”) Jakarta, Indonesia	Telecomunication- provides satellite communication system, services and facilities/September 28, 1995	1996	100	100	408	345
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:

	Nature of business/date of incorporation	Date of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	or acquisition by the Company	commercial operations	June 30, 2015	December 31,2014	June 30, 2015	December 31, 2014
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/May 1,1987	1988	100	100	2,642	2,515
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	100	100	1,419	1,354
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/December 6, 2007	2008	100	100	1,343	1,058
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/February 1, 2012	2012	55	55	932	828
Telekomunikasi Indonesia International (“TL”) S.A., Timor Leste	Telecommunication/September 11, 2012	2012	100	100	863	832
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/ January 22, 2013	2013	99.99	99.99	727	723
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/December 8, 2010	2010	100	100	292	242
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information Technology services/ October 31, 2005	2006	60	60	257	208
Telekomunikasi Indonesia Internasional Pty Ltd. (“Telkom, Australia”) Australia	Telecomunication/January 9, 2013	2013	100	100	230	190
PT Nusantara Sukses Investasi (”NSI”) Jakarta, Indonesia	Trade and service / September 1, 2014	2014	99.99	99.99	165	115
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/February 25, 2010	2002	75	75	151	136

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:(continued)

	Nature of business/date of incorporation	Date of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	or acquisition by the Company	commercial operations	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	Tourism service/April 27, 2012	2012	51	51	131	88
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network & e-commerce services/April 9, 2012	2012	60	60	60	88
Telekomunikasi Indonesia International (“Telkom USA”) Inc. USA	Telecommunication/December 11, 2013	2014	100	100	53	1
PT Metra-Net (“Metranet”), Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	99.99	99.99	50	42
PT Pojok Celebes Mandiri (“PCM”) Jakarta, Indonesia	Tour agent/bureau services/August 16, 2013	2008	51	51	13	13
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Satellite services/March 25, 2013	2013	99.99	99.99	12	7
PT Metra Digital Investama (“MDI”) previously PT Metra Media Jakarta, Indonesia	Trade service, information& technology multimedia, entertainment & investment/ January 8, 2013	2013	99.99	99.99	1	0
PT Metra TV (“Metra TV”) Jakarta, Indonesia	Pay TV services/January 8, 2013	2013	99.83	99.83	-	-
PT Nusantara Sukses Sarana (”NSS”) Jakarta, Indonesia	Hotel and building management services etc/September 1, 2014,	-	99.99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”) Jakarta, Indonesia	Trade and sevice/September 1, 2014	-	99.99	99.99	-	-

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)   Metra

On June 5, 2014, based on the Circular Resolution of the Stockholders as covered by notarial deed No. 18 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which was approved by the MoLHR through its Letter No. AHU-03769.40.20.2014 dated June 10, 2014, PT Metra Media’s stockholders approved the change of name from PT Metra Media to PT Metra Digital Investama (“MDI”).

On December 12, 2014, based on the Circular Resolution of the Stockholders of Metra as covered by notarial deed No. 24 dated December 12, 2014 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which has been approved by the MoLHR through its Letter No. AHU-09792.40.21.2014 dated December 17, 2014, Metra’s stockholders approved an increase in its authorized capital to 350,000,000 shares, amounting to Rp3.5 trillion which was taken proportionately by each of the shareholders and approved an increase in its issued and paid capital to 273,307,349 shares amounting to Rp2.7 trillion.

            (b)  Sigma

Sigma has amended its Articles of Association several times, the latest amandment of which was notarized by deed No. 02 dated December 4, 2014 of Utiek Rochmuljati Abdurachman, SH., MLI., Mkn., regarding the changes in the authorized capital, stock and the issued and fully paid capital stock. The latest amandment of the Articles of Association was approved by MoLHR through its Letter No. AHU-12707.40.20.2014 dated December 11, 2014.

            (c)   Dayamitra

Regarding with the Conditional Shares Exchange Agreement (“CSEA”) with PT Tower Bersama Infrastructure Tbk. (“TBI”), as of the date of approval and authorization for the issuance of these consolidated financial statements, CSEA is in the process of termination due to Commisioners' request to terminate this transaction.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

            (d)   Telkom Infratel

On January 16, 2014 the Company established a wholly owned subsidiary under the name PT Telkom Infrastruktur Telekomunikasi Indonesia which was  approved by the MoLHR through its Decision Letter No. AHU-03196.AH.01.01.2014  dated January 23, 2014  with 100% ownership. Telkom Infratel is engaged in providing construction,  service and trade in the field of telecommunication.

(e)    GSD

On August 27, 2014, based on notarial deed No. 21 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22722.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Sarana (“NSS”) with 99.99% ownership. NSS is engaged in building and hotel services management and other services. As of the date of approval and authorization for the issuance of the consolidated financial statements, NSS has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 22 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22723.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Realti (“NSR”) with 99.99% ownership. NSR is engaged in service and trading. As of the date of approval and authorization for the issuance of the consolidated financial statements, NSR has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 23 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22724.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Investasi (“NSI”) with 99.99% ownership. NSI is engaged in service and trading.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuance by the Board of Directors on July 30, 2015.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) has  been prepared in accordance with Financial Accounting Standards (“Standar Akuntansi Keuangan” or “SAK”) including Indonesian Financial Accounting Standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and Interpretation of Financial Accounting Standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAK”) in Indonesia published by Financial Accounting Standard Board of Indonesian Institute of Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP- 347/BL/2012.

a.   Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts, which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Group presents an additional statement of financial position at the beginning of the earliest period presented when there is retrospective application of an accounting policy, a retrospective statement, or a reclassification of items in the financial statements. An additional statement of financial position as of Januari 1, 2014, is presented in these consolidated financial statements due to the retrospective application of PSAK 24, Employee Benefits (Revised 2013) and PSAK 50, Financial Instruments: Presentation (Revised 2014) (Note 2ab).

Changes to PSAKs and ISAKs

On January 1, 2015, the Group adopted new and revised PSAKs, which were effective in 2015. Changes to the Group’s accounting policies have been made as required in accordance with the transitional provisions in the respective standards and interpretations.

•         PSAK 1 (2013), “Presentation of Financial Statements”

The revised standard requires the entity to change the title of the “Statement of Comprehensive Income” to the “Statement of Profit or Loss and Other Comprehensive Income”. Furthermore, the entity is required to present the other comprehensive income based on the following categories:

                               i.     Items that will never be reclassified to profit or loss

                               ii.    Items that can be reclassified subsequently to profit or loss when certain conditions are met.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

Effective beginning on or after January 1, 2015 (continued)

•         PSAK 24 (2013), “Employee Benefits”.

The revised standard, changes, among other things, the accounting for defined benefit plans. Some of the key changes that impacted the Group include the following:

•         Recognition of actuarial gain (losses) directly to other comprehensive income.

•         All past service costs are recognized at the earlier of when the amendment/curtailment occurs or when the related restructuring or termination costs are recognized. As a result, unvested past service costs can no longer be deffered and recognized over the future vesting period.

•         The interest cost and expected return on plan assets used in the previous version of PSAK 24 are replaced with a net interest amount, which is calculated by applying the discount rate to the net defined benefit liability or asset at the start of each annual reporting period.

•         PSAK 50 (2014), “Financial Instrument: Presentation”.

The revised standard clarifies additional criterias to have a legally enforceable right to offset the amount of financial assets and liabilities, as follows:

i.      The right of set-off must not be contingent on a future event; and

ii.     Must be legally enforceable in all of the following circumstances:

a.   the normal course of business;

b.  the event of default; and

c.   the event of insolvency or bankruptcy of the Group and all of the counterparties.

•         PSAK 67, “Disclosure of Interest in Other Entities”.

The revised standard requires, for each joint venture and the associates that is material to the reporting entity, the reporting entity shall disclose the financial summary of the joint venture and associate. The financial summary represents the amount presented in the financial statements of those joint venture or associate using the equity method:

                              i.        The amounts included in the financial statements of the joint venture or associate shall be adjusted to reflect adjustments made by the entity when using the equity method, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

                             ii.        The entity shall provide a reconciliation of the summarized financial information presented to the carrying amount of its interest in the joint venture or associate.

The application of standards, new/revised interpretations and revocation of the following standards have no significant implicatian to consolidated financial statements:

•         PSAK 4 (2013),“Separate Financial Statements”

•         PSAK 15 (2013),“  Investments in Associates and Joint Ventures”

•         PSAK 46 (2014), “Income Tax”

•         PSAK 48 (2014),” Asset Impairment”

•         PSAK 55 (2014),” Financial Instrument: Measurement and Recognition”

•         PSAK 60 (2014),” Financial Instrument: Disclosure”

•         PSAK 65,“  Consolidated Financial Statements”

•         PSAK 66,“  Joint Arrangements”

•         PSAK 68,“  Fair Value Measurement”

•         ISAK 26 (2014),” Revaluation of Embedded Derivatives”

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

•     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

•     recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•     recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•     recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012. The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No.KEP-347/BL/2012, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Group in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.    Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with an original maturity of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

f.    Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

      The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.    Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top boxes, wireless broadband modems, and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets

Intangible assets mainly consist of software and license. Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated Statement of profit or loss and other comprehensive income.

l.    Property and equipment

Property and equipment directly acquired are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except landrights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	4-8
Asset Customer Premise Equipment (“CPE”)	10
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated Statement of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the forms  of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statement of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are  added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.  Leases (continued)

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

      Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.   Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the legal term of the land rights or the economic life of the land.

o.   Trade payables

      Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if this period is longer). If not, they are presented as non-current liabilities.

      Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

p.   Borrowings

      Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated Statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

      Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte., Singapore, and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty.Ltd., Australia whose accounting records is maintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date, as follows:

	June 30, 2015		December 31, 2014
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,330	13,335	12,380	12,390
Australian dollar (“AU$”) 1	10,235	10,243	10,143	10,155
Euro 1	14,852	14,861	15,044	15,059
Yen 1	109.22	109.30	103.53	103.64

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.    Revenue and expense recognition

i.    Fixed line telephone revenues

Revenues from fixed line installations including incremental costs, are deferred and recognized as revenue and costs on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2015  and 2014  to be 18 years. Starting 2015, revenues from fixed line installation are not deffered, directly recognized to profit or loss when received, since its value is not significant. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or  RUIM cards in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers (either bundled in starter packs or sold as separate items), are recognized initially as unearned income and recognized proportionately as revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s  network (transit).

iv.   Data, internet and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.   Other telecommunications service revenues

      Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

      The RSA are recorded in a manner similar to capital leases where the property and equipment and obligation under RSA are reflected in the consolidated statements  of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs, with the balance treated as a reduction of the obligation under RSA.

Universal Service Obligation (“USO”) compensation from construction activities is recognized on a stage-of-completion basis. Revenues from operating and maintenance activities in respect of assets under the concession are recognized when the services are rendered.

In concession contracts  under USO, the Group recognizes  a financial asset to the extent that it has a contractual right to receive cash or other financial assets from the Government for the construction services, where the Government has little, if any, discretion to avoid payment. The Group recognizes an intangible asset to the extent that it receives a license to charge users of the public service.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and/or delivery of goods to customers.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

vii.  Multiple-element arrangements

      Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts  as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when,  in substance, the Group has acted  as agents and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

  The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the monthly usage for postpaid service or reload vouchers for prepaid services. The points will be accumulated during a certain period and can be redeemed in the future for free or discounted products, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.  Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

      Expenses are recognized as they are incurred.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period.

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in personnel expenses as they become payable.

iii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of comprehensive income and credited to additional paid-in capital at the grant date.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.    Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated Statement of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statement of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to tax obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes  and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

u.   Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Group classifies its  financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commit to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables and other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated Statement of profit or loss and other comprehensive income in the period in which they arise. Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other things, cash and cash equivalents, other current financial assets (time deposits and escrow account), trade receivables, other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group  upon initial recognition designates as assets at fair value through profit or loss;

b)    those that the Group  designates as available for sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of June 30, 2015 and December 31, 2014.

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Asset”  in the consolidated statements of financial position.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

d.    Available-for-sale financial assets (continued)

Available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.    Financial liabilities

The Group classifies their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade payables,  other payables, accrued expenses, loans and other borrowings, and other liabilities. Loans and other borrowings consist of short-term bank loans, two step loans, bonds and long-term notes, and bank loans and obligations under capital lease.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing them in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of June 30, 2015 and 2014.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade payables, other payables, accrued expenses, loans and other borrowing, and other liabilities. Loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligation under finance leases.

      iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.    the normal course of business;

b.    the event of default; and

c.    the event of insolvency or bankruptcy of the Group and all of the counterparties.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms’ length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 42.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial asset. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the  collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes  a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers  substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes  a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employees ownership program is accounted for at its fair value at grand date. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.   Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group's  chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.   Provision

      Provision is recognized when the Group have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the obligation.

aa.  Impairment of non-financial assets

The Group assesses, at the end of each reporting period, whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Impairment of non-financial assets (continued)

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in  profit or loss under “Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses for an asset,  other than goodwill,  may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset,  other than goodwill,  is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

ab. Changes in accounting policies and disclosures

Implementation of Offsetting Financial Assets and Financial Liabilities (PSAK 50)

The Group applied Offsetting Financial Assets and Financial Liabilities (PSAK 50) retrospectively in the current period in accordance with the transitional provisions set out in the amendments. The comparative balances are accordingly restated.

These amendments clarify, among others things, that the right to set off must not only be legally enforceable in the normal course of business, but must also be enforceable in the events of default, bankruptcy or insolvency of all of the counterparties to contracts, including the Group itself.

The Group re-assessed its contracts that include an enforceable right to set off in the normal course of business and the prevailing laws and regulations, and concluded that the right to set off would not remain and be exercisable in the event of default, insolvency or bankruptcy. Accordingly, the set-off criterion is not met and the financial asset and liability should not be offset, and the gross amount is presented in the consolidated statement of financial position.

As a result of the amendments, the comparative figures in the consolidated statements of financial position have been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014
Trade receivables	6,026	597	6,623
Trade payables	11.600	597	12,197

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Changes in accounting policies and disclosures (continued)

Implementation of Offsetting Financial Assets and Financial Liabilities (PSAK 50) (continued)

As a result of the amendments, the comparative figures in the consolidated statements of financial position have been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of December 31, 2014
Trade receivables	6,465	532	6,997
Trade payables	11.830	532	12,362

The implementation of PSAK 50 (2014), did not have impact on the consolidated statements of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows.

            Implementation of PSAK 24,  Employee Benefits  (Revised  2013)

The Group applied PSAK 24 (Revised 2013) retrospectively at the current period in accordance with the requirements of the revised standard. Therefore, the statement of the financial position as at the beginning of the earliest comparative period (January 1, 2014) and the related comparative items have been restated.

As a result of the changes, the comparative figures in the consolidated financial statements have been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014
Prepaid pension benefit costs	927	22	949
Deferred tax assets – net	82	(15)	67
Deferred tax payable – net	3,004	(96)	2,908
Post-retirement health care benefit costs provisions	752	241	993
Pension and other post-retirement benefits	2,795	470	3,265
Retained earnings
Unappropriated	43,291	(658)	42,633
Net equity attributable to owners of
The parent company – net	60,542	(658)	59,884
Non-controlling interests	16,882	50	16,932

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Changes in accounting policies and disclosures (continued)

            Implementation of PSAK 24,  Employee Benefits  (Revised  2013) (continued)

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of December 31, 2014
Prepaid pension benefit costs	771	399	1,170
Deferred tax assets – net	99	(4)	95
Deferred tax payable – net	2,743	(40)	2,703
Post-retirement health care benefit costs provisions	602	(161)	441
Pension and other post-retirement benefits	3,092	582	3,674
Retained earnings
Unappropriated	47,986	9	47,995
Net equity attributable to owners of
The parent company – net	67,807	9	67,816
Non-controlling interests	18,318	5	18,323

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of December 31, 2014
Prepaid pension benefit costs	771	399	1,170
Deferred tax assets – net	99	(4)	95
Deferred tax payable – net	2,743	(40)	2,703
Post-retirement health care benefit costs provisions	602	(161)	441
Pension and other post-retirement benefits	3,092	582	3,674
Retained earnings
Unappropriated	47,986	9	47,995
Net equity attributable to owners of
The parent company – net	67,807	9	67,816
Non-controlling interests	18,318	5	18,323

	Before restatement	Restatement	After restatement
Consolidated statement of comprehensive income for the six months period ended June 30, 2014
Personnel expenses	(4,668)	(121)	(4,789)
Operating profit	14,193	(121)	14,072
Profit before income tax	13,953	(121)	13,832
Income tax benefit - deferred	74	(5)	69
Income tax expense - net	(3,492)	(5)	(3,497)
Profit for the year	10,461	(126)	10,335

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Changes in accounting policies and disclosures (continued)

            Implementation of PSAK 24,  Employee Benefits  (Revised  2013) (continued)

	Before restatement	Restatement	After restatement
Consolidated statement of comprehensive income for the six months period ended June 30, 2014
Profit for the year attributable to
Owners of the parent company	7,411	(125)	7,286
Non-controlling interests	3,050	(1)	3,049
Net comprehensive income for the year attributable to
Owners of the parent company	7,368	(125)	7,243
Non-controlling interests	3,050	(1)	3,049
Basic and diluted earnings per share (in full amount)
Net income per share	76.24	(1)	74.95
Net income per ADS	15,247.25	(256.68)	14,990.57

PSAK 24 (Revised 2013) also requires more extensive disclosures. These have been provided in Note 34.

The implementation of PSAK 24, Employee Benefits (Revised 2013), have no impact on the consolidated statements of cash flows.

The overall impact of the implementation of those revised standards in the consolidated financial statements are as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014
Total current assets	33,075	597	33,672
Total non current assets	94,876	7	94,883
Total assets	127,951	604	128,555
Total current liabilities	28,437	597	29,034
Total non current liabilities	22,090	615	22,705
Total liabilities	50,527	1,212	51,739
Total equity	77,424	(608)	76,816
Total liabilities and equity	127,951	604	128,555

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of December 31, 2014
Total current assets	33,762	532	34,294
Total non current assets	107,133	395	107,528
Total assets	140,895	927	141,822
Total current liabilities	31,786	532	32,318
Total non current liabilities	22,984	381	23,365
Total liabilities	54,770	913	55,683
Total equity	86,125	14	86,139
Total liabilities and equity	140,895	927	141,822

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.  Critical accounting estimates and judgements (continued)

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 33, 34  and 35.

ii.   Useful lives of property and equipment

The Group estimate the useful lives of their property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group review estimates of useful lives at least each financial year end and such estimates are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amount of property and equipment are disclosed in Note 10.

iii.  Provision for impairment of receivables

The Group assesses  whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amount of provision for impairment of receivables are disclosed in Note 6.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.  Critical accounting estimates and judgments (continued)

iv.  Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amount of income tax are disclosed in Note 30.

v.     Impairment of non-financial assets

The Group annually assesses  whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimates.

The Group determines the estimated recoverable amount based on the future cash flows projections from the continuing use of the asset and the net cash flows to be received for the disposal of an asset at the end of its useful life. Those projections are estimated for the asset in its current condition and do not include future cash flows that are expected to arise from (a) a future restructuring, to which the Group is not yet committed, and (b) improving or enhancing the asset’s performance.

The assessment  of recoverable amount is sensitive to the management’s judgments in estimating future forecasted cash flows, as well as the selection of discount rate, and technological and economic obsolescence rate. These judgments are applied based on management’s understanding  of historical and current information, and expectations of the Group’s future plan and performance. Further details are presented in Note 10.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.   BUSINESS COMBINATIONS

Acquisition of Contact Centers Australia Pty. Ltd. (“CCA”)

On June 14, 2014, the shareholders of CCA and Telkom Australia entered into an agreement to purchase 75% ownership in CCA amounting for AU$10,843,000 or equivalent to Rp115 billion. The acquisition was completed on September 25, 2014.

CCA is a private company based in Surry Hills, Sydney and was established in 2002. This company provides comprehensive and integrated Business Process Outsourcing solutions with other services for a complete end-to-end solution.

The fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Total
Cash and equivalents	6
Trade receivable	20
Other current assets	17
Property and equipment	6
Intangibles	78
Lease	4
Current liabilities	(29)
Non current liabilities	(2)
Fair value of identifiable net asset acquired	100
Fair value of non-controlling interest	(39)
Goodwill	54
Fair value of consideration transferred	115

The prevailing exchange rate prevailing at the time of acquisition was Rp10,655/AU$.

Since the acquisition date, CCA has generated operating revenue amounting to Rp147 billion. The net cash flow to acquire control, net of cash acquired, amounting to Rp110 billion.

The business combination transactions mentioned above have complied to the related Bapepam-LK Regulations.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS

		June 30, 2015		December 31, 2014
Lenders	Currency	Original Currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	74	-	24
Cash in banks
Related parties

PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	658	-	611
	US$	36	486	18	226
	JPY	8	1	8	1
	EUR	0	5	0	0
	HKD	1	2	2	3
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	321	-	384
	US$	15	198	19	233
	EUR	5	71	7	99
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	153	-	213
	US$	6	79	8	104
Others	Rp	-	8	-	15
	US$	0	0	0	0
Sub-total			1,982		1,889
Third parties
Standard Chartered Bank (“SCB”)	Rp	-	1	-	0
	US$	30	405	30	368
	SGD	4	41	3	30
Hong Kong and Shanghai Banking Corporation Ltd (“HSBC”)	US$	9	115	7	88
	HKD	2	4	4	6
	SGD	0	1	0	1
Deutsche Bank AG (“DB)	Rp	-	103	-	60
	USD	0	1	2	28
	EUR	0	1	1	15
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	Rp	-	76	-	16
Bank of Tokyo – Mitsubishi UFJ (“BTMU”)	Rp	-	0	-	0
	USD	6	76	0	0
Others (each below Rp75 billion)	Rp	-	205	-	111
	US$	2	31	2	20
	EUR	1	8	1	15
	AUD	0	3	0	1
	TWD	8	3	21	8
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	15	0	22	0
	MMK	0	0	0	0
Sub-total			1,074		767
Total cash in banks			3,056		2,656
Time deposits
Related parties
BNI	Rp	-	4,973	-	1,285
	US$	14	192	1	8
Bank Mandiri	Rp	-	4,548	-	852
	US$	-	-	20	248
BRI	Rp	-	2,219	-	4,443
	US$	234	3,119	138	1,713
Others	Rp	-	34	-	26
Sub-total			15,085		8,575

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS (continued)

		June 30, 2015		December 31, 2014
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Third parties
Rupiah
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	1,896	-	2,057
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	1,350	-	1,350
	US$	12	156	58	720
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,442	-	1,057
	US$	21	281	26	323
PT Bank UOB Indonesia (“UOB”)	Rp	-	-	-	100
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	538	-	-
	US$	-	-	36	448
Bank Muamalat	Rp	-	46	-	66
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp	-	10	-	75
Others (each below Rp75 billion)	Rp	-	352		221
Sub-total			6,071		6,417
Total time deposits			21,156		14,992
Grand Total			24,286		17,672

Interest rates per annum on time deposits are as follows:

	June 30, 2015	December 31, 2014
Rupiah	3.75%-10.50%	4.00%-11.50%
Foreign currencies	0.10%-3.00%	0.03%-3.00%

The related parties in which the Group places  its funds are state-owned banks. The Group placed a majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 36  for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.   OTHER CURRENT FINANCIAL ASSETS

		June 30, 2015		December 31, 2014
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
Bank Mandiri	US$	14	187	8	100
Sub-total			187		100
Third parties
SCB	US$	7	91	1	10
Total time deposits			278		110
Available-for-sale financial assets
Related parties
Government	Rp	-	101	-	103
	US$	2	29	2	27
State-owned enterprises	US$	4	58	4	55
Sub-total	Rp		188		185
Third parties			72		69
Total available-for-sale financial assets			260		254
Escrow account	Rp		2,121		2,121
Others	Rp		309	-	311
	US$	2	2	0	1
Total			2,970		2,797

As of June 30, 2015 and December 31, 2014, time deposits denominated in foreign currency amounted to Rp278  billion and Rp110  billion, respectively.

Escrow account represents Telkomsel’s account in BNI, in relation to the Conditional Business Transfer Agreement between Telkomsel and the Company (Note 39c.ii).

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	June 30, 2015	December 31, 2014
Foreign currencies	0.55%-1.00%	0.85%-1.00%

Refer to Note 36 for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	June 30, 2015	December 31, 2014 (Restated)
State-owned enterprises	431	458
PT Indosat Tbk (“Indosat”)	227	195
Indonusa	387	290
CSM	59	52
Others	288	288
Total	1,392	1,275
Provision for impairment of receivables	(447)	(402)
Net	945	873

                                               (ii)   Third parties

	June 30, 2015	December 31, 2014 (Restated)
Individual and business subscribers	9,820	8,033
Overseas international carriers	671	785
Total	10,491	8,818
Provision for impairment of receivables	(3,120)	(2,694)
Net	7,371	6,124

b.   By age

(i)     Related parties

	June 30, 2015	December 31, 2014 (Restated)
Up to 6 months	966	712
7 to 12 months	107	125
More than 12 months	319	438
Total	1,392	1,275
Provision for impairment of receivables	(447)	(402)
	945	873

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(ii)   Third parties

	June 30, 2015	December 31, 2014 (Restated)
Up to 3 months	5,535	5,287
More than 3 months	4,956	3,531
Total	10,491	8,818
Provision for impairment of receivables	(3,120)	(2,694)
Net	7,371	6,124

(iii)  Aging of total trade receivables

	June 30, 2015		December 31, 2014 (Restated)
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	3,645	53	3,595	127
Past due up to 3 months	2,515	161	2,294	262
Past due more than 3 to 6 months	1,250	343	645	321
Past due more than 6 months	4,473	3,010	3,559	2,386
Total	11,883	3,567	10,093	3,096

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of June 30, 2015 and December 31,2014, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp4,724 billion and Rp3,365  billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	June 30, 2015	December 31, 2014 (Restated)
Rupiah	1,364	1,249
U.S. dollar	28	26
Hongkong Dollar	0	-
Total	1,392	1,275
Provision for impairment of receivables	(447)	(402)
Net	945	873

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES (continued)

c.   By currency (continued)

(ii)    Third parties

	June 30, 2015	December 31, 2014 (Restated)
Rupiah	9,453	7,730
U.S. dollar	1,001	1,053
Australian dollar	36	31
Euro	0	3
Hong Kong dollar	1	1
MOP	0	-
Total	10,491	8,818
Provision for impairment of receivables	(3,120)	(2,694)
Net	7,371	6,124

d.   Movements in the provision for impairment of receivables

	June 30, 2015	December 31, 2014 (Restated)
Beginning balance	3,096	2,872
Provision recognized during the year (Note 29)	471	784
Receivables written-off	-	(560)
Ending balance	3,567	3,096

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible receivables.

As of June  30, 2015, certain trade receivables of the subsidiaries amounting to Rp2,571 billion have been pledged as collateral under lending agreements (Notes 16, 19 and 20).

Refer to Note 36 for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

7.   INVENTORIES

	June 30, 2015	December 31, 2014
Components	310	279
SIM cards, RUIM cards, set top boxes, and blank prepaid vouchers	150	105
Others	163	133
Total	623	517
Provision for obsolescence
Components	(13)	(15)
SIM cards, RUIM cards, set top boxes, and blank prepaid vouchers	(27)	(28)
Others	0	0
Total	(40)	(43)
Net	583	474

Movements in the provision for obsolescence are as follows:

	June 30, 2015	December 31, 2014
Beginning balance	43	22
Provision recognized during the year	1	39
Inventory write off	(4)	(18)
Ending balance	40	43

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of June 30, 2015 and December 31, 2014 amounted to Rp984  billion and Rp1,031  billion, respectively (Note 27).

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp57  billion have been pledged as collateral under lending agreements (Notes 16  and 20).

As of June 30, 2015 and December 31, 2014, modules and components held by the Group has  been insured against fire, theft, and other specific risks with book value amounting to Rp215 billion and Rp237  billion, respectively. Modules are recorded as part of property and equipment. Total sum insured as of June 30, 2015 and December 31, 2014 amounted to Rp266 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.   ADVANCES AND PREPAID EXPENSES

	June 30, 2015	December 31, 2014
Frequency license (Notes 39c.i and 39c.ii)	1,744	2,699
Prepaid rental	993	983
Advances	758	410
Salaries	645	218
Others (each below Rp75 billion)	803	423
Total	4,943	4,733

Refer to Note 36  for details of related party transactions.

9.   LONG-TERM INVESTMENTS

	June 30, 2015
	Percentage of ownership	Beginning balance	Addition (Deduction)	Share of net (loss) profit of associated company	Translation adjustment	Ending balance
Long-term investments in associated companies:
Tiphone[a]	25	1,392	-	12	-	1,404
Indonusa[b]	20	221	-	-	-	221
Teltranet[c]	51	52	-	(8)	-	44
PT Melon Indonesia (“Melon”)[d]	51	43	0	5	-	48
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49	38	-	(1)	-	37
Telin Malaysia[f]	49	6	7	(7)	(6)	-
CSM[g]	25	-	-	-	-	-
Sub-total		1,752	7	1	(6)	1,754
PSNh	14.6	-	-	-	-	-
Other long-term investment		15	-	-	-	15
Total long-term investments		1,767	7	1	(6)	1,769

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2015:

	Tiphone*	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM**
Statements of financial position
Current assets	3,533	372	121	118	102	8	157
Non-current assets	633	392	6	32	19	3	933
Current liabilities	(2,650)	(516)	(35)	(56)	(43)	(14)	(1,297)
Non-current liabilities	(46)	(567)	-	(2)	(2)	-	(317)
Equity (deficit)	1,470	(319)	92	92	76	3	(524)
Statements of profit or loss and other comprehensive income
Revenues	4,664	229	-	89	41	3	173
Cost of revenues and operating expenses	(4,419)	(292)	(21)	(82)	(43)	(17)	(382)
Other (expenses) income, including finance costs – net	(93)	(28)	6	2	(0)	-	13
Profit (loss) before tax	152	(91)	(15)	9	(2)	(14)	(196)
Income tax expense	(38)	-	-	-	-	-	0
Profit (loss) for the year	114	(91)	(15)	9	(2)	(14)	(196)

*   Based on statement of financial position and statement of profit or loss and other comprehensive income as of March, 31 2015 and for the three months period then ended

** Based on statement of financial position and statement of profit or loss and other comprehensive income as of December 31, 2014 and for the year then ended

	December 31, 2014
	Percentage of ownership	Beginning balance	Addition (Deduction)	Share of net (loss)profit of associated company	Translation adjustment	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.92	-	1,395	(3)	-	1,392
Indonusa[b]	20.00	189	32	-	-	221
Teltranet[c]	51.00	-	52	(0)	-	52
PT Melon Indonesia (“Melon”)[d]	51.00	39	-	4	-	43
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	37	-	1	-	38
Telin Malaysia[f]	49.00	18	8	(19)	(1)	6
CSM[g]	25.00	-	-	-	-	-
Total long-term investments		283	1,487	(17)	(1)	1,752
Other long-term investments		21	(6)	-	-	15
Total long-term investments		304	1,481	(17)	(1)	1,767

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2014:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	4,469	396	104	101	86	8	157
Non-current assets	1,259	365	0	36	24	4	933
Current liabilities	(2,465)	(382)	0	(51)	(31)	(1)	(1,297)
Non-current liabilities	(275)	(605)	-	(2)	(2)	-	(317)
Equity (deficit)	2,988	(226)	104	84	77	11	(524)
Statements of comprehensive income
Revenues	3,000	183	-	61	65	5	173
Cost of revenues and operating expenses	(2,923)	(175)	-	(58)	(75)	(26)	(382)
Other (expenses) income, including finance costs – net	5	(13)	-	1	2	-	13
Profit (loss) before tax	81	(5)	-	4	(8)	(21)	(196)
Income tax expense	(20)	-	-	-	-	-	-
Profit (loss) for the year	61	(5)	-	4	(8)	(21)	(196)

*   Based on statement of financial position as of December 31, 2014 and statement of profit or loss and other comprehensive income for the three months period ended March 31, 2014

** Based on statement of financial position and statement of profit or loss and other comprehensive income as of December 31, 2014 and for the year then ended

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as for celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for  Rp1,395 billion. As of June 30, 2015, the fair value of the investment is Rp1,702  billion. The fair value is calculated by multiplying the number of shares by the published price quotation as of June  30, 2015  (Rp970  per share).

   Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2014, is as follows:

Amount
Assets	5,728
Liabilities	(2,740)
Net assets	2,988
Group’s proportionate share of net asset s (24.92%)	745
Goodwill	647
Carrying amount of long-term investment	1,392

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by  Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and,  as a result,  Metra’s ownership in Indonusa increased to 4.33%.

c    Investment in Teltranet is accounted for under the equity method, which covered on an agreement between Metra and Telstra Holding Singapore Pte. Ltd. on August 29, 2014. Teltranet is engaged in communication system  services (note 1d).  Metra does not have control as it does not determine the financial and operating policies of Teltranet.

d    Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). Metra does not have control over Melon due to the existence of substantive participating rights held by the other venturer over the financial and operating policies of Melon.

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   LONG-TERM INVESTMENTS (continued)

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the year  ended December 31, 2014 and 2013 RpRp131  billion and Rp80 billion, respectively.

h   PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia-Pacific Region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001; accordingly, the investment value has been reduced to Rpnil. The unrecognized share of losses of PSN for the year ended December 31, 2013 is Rp298  billion. In 2014, the Company’s ownership interest in PSN was diluted to 14.60%. Accordingly, the Company’s investment in PSN is not accounted for under the equity method.

10.  PROPERTY AND EQUIPMENT

	Januari 1, 2015	Additions		Deductions	Reclassifications/Translations	June 30, 2015
At cost:
Directly acquired assets
Land rights	1,184	40		-	-	1,224
Buildings	4,571	145		-	183	4,899
Leasehold improvements	943	15		-	133	1,091
Switching equipment	19,208	67		-	214	19,489
Telegraph, telex and data communication equipment	6		-	-	(2)	4
Transmission installation and equipment	107,573	1,982		(28)	5,237	114,764
Satellite, earth station and equipment	7,927	38		-	58	8,023
Cable network	33,114	1,562		(123)	(54)	34,499
Power supply	12,776	85		(20)	397	13,238
Data processing equipment	10,242	120		(4)	214	10,572
Other telecommunications peripherals	602	7		-	(6)	603
Office equipment	951	49		(1)	2	1,001
Vehicles	346	64		-	44	454
Other equipment	99	-		-	-	99
Property under construction	3,853	7,384		-	(6,563)	4,674
Assets under finance lease
Transmission installation and equipment	5,882	185		(46)	-	6,021
Data processing equipment	102		-	(10)	-	92
Office equipment	21	38		-	-	59
Vehicles	44	-		-	(44)		-
CPE assets	22	45		-	-	67
Power supply	-	113		-	-	113
RSA assets	252	-		-	-	252
Total	209,718	11,939		(232)	(187)	221,238

	January 1, 2015	Additions	Deductions	Reclassifications/ Translations	June 30, 2015
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,954	86	-	-	2,040
Leasehold improvements	669	45	-	-	714
Switching equipment	13,861	689	-	(80)	14,470
Telegraph, telex and data communication
equipment	4	-	-	(2)	2
Transmission installation and equipment	54,764	4,907	(18)	(7)	59,646
Satellite, earth station and equipment	6,099	404	-	-	6,503
Cable network	18,762	648	(120)	(61)	19,229
Power supply	7,978	606	(16)	5	8,573
Data processing equipment	7,624	444	(4)	(7)	8,057
Other telecommunications peripherals	322	34	-	(5)	351
Office equipment	659	58	(1)	17	733
Vehicles	113	28	-	5	146
Other equipment	97	-	-	-	97
Assets under finance lease
Transmission installation and equipment	1,681	369	(46)	-	2,004
Data processing equipment	79	8	(11)	-	76
Office equipment	6	20	-	-	26
Vehicles	5	-	-	(5)	-
CPE asets	15	1	-	1	17
Power supply	-	6	-	-	6
RSA assets	217	7	-	-	224
Total	114,909	8,360	(216)	(139)	122,914
Net Book Value	94,809				98,324

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

	Januari 1, 2014	Business acquisition	Additions	Deductions	Reclassifications/ Translation	December 31, 2014
At cost:
Directly acquired assets
Land rights	1,098	-	107	(21)	-	1,184
Buildings	4,224	-	131	(19)	235	4,571
Leasehold improvements	812	-	49	(52)	134	943
Switching equipment	18,705	-	331	(496)	668	19,208
Telegraph, telex and data communication equipment	6	-	-	-	-	6
Transmission installation and equipment	95,853	-	2,298	(1,235)	10,657	107,573
Satellite, earth station and equipment	7,456	-	312	(21)	180	7,927
Cable network	28,987	-	3,025	(250)	1,352	33,114
Power supply	11,755	-	225	(78)	874	12,776
Data processing equipment	9,230	-	684	(53)	381	10,242
Other telecommunications peripherals	500	-	102	-	(0)	602
Office equipment	770	4	191	(5)	(9)	951
Vehicles	332	2	18	(6)	(0)	346
Other equipment	104	-	-	-	(5)	99
Property under construction	1,971	-	16,660	(15)	(14,763)	3,853
Assets under finance lease
Transmission installation and equipment	5,683	-	495	(296)	-	5,882
Data processing equipment	123	-	-	(21)	-	102
Office equipment	7	-	15	(1)	-	21
Vehicles	26	-	18	-	0	44
CPE assets	22	-	-	-	-	22
RSA assets	459	-	-	-	(207)	252
Total	188,123	6	24,661	(2,569)	(503)	209,718

	January 1, 2014	Additions	Impairments	Deductions	Reclassifications/ Translations	December 31, 2014
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,840	135	-	(16)	(5)	1,954
Leasehold improvements	649	71	-	(52)	1	669
Switching equipment	12,903	1,549	-	(496)	(95)	13,861
Telegraph, telex and data communication equipment	3	1	-	-	-	4
Transmission installation and equipment	46,666	9,084	406	(1,161)	(231)	54,764
Satellite, earth station and equipment	5,190	577	332	-	(0)	6,099
Cable network	17,758	1,101	67	(249)	85	18,762
Power supply	6,794	1,246	-	(62)	(0)	7,978
Data processing equipment	6,822	869	-	(57)	(10)	7,624
Other telecommunications peripherals	267	55	-	-	0	322
Office equipment	564	109	-	(5)	(9)	659
Vehicles	68	46	-	(2)	1	113
Other equipment	100	2	-	-	(5)	97
Assets under finance lease
Transmission installation and equipment	1,345	632	-	(296)	-	1,681
Data processing equipment	83	17	-	(21)	-	79
Office equipment	2	3	-	(1)	2	6
Vehicles	1	4	-	-	-	5
CPE asets	13	2	-	-	-	15
RSA assets	294	130	-	-	(207)	217
Total	101,362	15,633	805	(2,418)	(473)	114,909
Net Book Value	86,761					94,809

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

      a.   Gain on disposal or sale of property and equipment

	June 30, 2015	June 30, 2014
Proceeds from sale of property and equipment	(177)	1
Net book value	2	-
Gain on disposal or sale of property and equipment	(175)	1

b.   Assets impairment

As of December 31, 2014, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion as of December 31, 2014 and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets was determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination  of VIU calculation is most sensitive to technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Since the Company has decided to restructure its fixed wireless business (Note 39c.ii), the Company accelerate its fixed wireless business’s assets. As of June 30, 2015, fixed wireless assets has been fully depreciated amounting to Rp549 billion.

Loss on impairment of assets was recognized within “Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2014.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others

(i)     Interest capitalized to property under construction amounted to Rp279  billion and Rp251  billion for the six months period ended June  30, 2015 and for the year ended December 31, 2014, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged  from 9.74%  to 18.31% and from 10.14% to 18.31% for the six months period ended June  30, 2015 and for the year ended December 31, 2014, respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the six months period ended June  30, 2015 and for the year ended December 31, 2014.

(iii)   As of June  30, 2015  and 2014, the Group received the proceeds from the insurance claim on the lost and broken property and equipment, with a total value of Rp68 billion and Rp135 billion, respectively. The proceeds were recorded as part of “Other Income” in the consolidated statement of profit or loss and other comprehensive income. As of June 30, 2015  and 2014, the net carrying value of those assets of Rp13 billion and Rp21 billion, respectively, were charged to  the consolidated statement of profit or loss and other comprehensive income.

(iv)    In 2012, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,037 billion, as part of a modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. The impact is an additional depreciation expense amounting to Rp54 billion for 2014.

(v)    In 2012, the useful lives of Telkomsel’s towers were changed from 10 years to 20 years to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp234 billion and Rp290 billion for the six months period ended June 30, 2015 and 2014.

          The impact of the change in the estimated useful lives of the towers in future periods is to increase the profit before income tax as follows:

Years	Amount
2015 (6 months)	234
2016	301
2017	92

        In 2014, the useful lives of Telkomsel’s buildings and transmissions were changed from 20 years to 40 years, and from 10 years to 15 and 20 years, to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp132 billion for the six months period ended June 30, 2015.

          The impact of the change in the estimated useful lives of the buildings and transmissions in future periods is to increase the profit before income tax as follows:

Years	Amount
2015 (6 months)	132
2016	244
2017	198
2018	135

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(vi) Exchange of property and equipment

•      In 2012 and 2010, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len  Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2015  and 2014, the Company derecognized the copper cable network asset with net carrying value of Rp1.9 billion and Rp1.8 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp114 billion and Rp435  billion.

•      As of June 30, 2015 and December 31, 2014, Telkomsel’s equipment with net carrying amount of Rp5 billion  and Rp32 billion, respectively, are going to be exchanged with equipment from NSN Oy and PT Huawei,  therefore, these equipment units were presented  as assets held for sale in the consolidated statement of financial positions, and under personal segment (Note 37).

•      The cost of the acquired equipment is measured at the aggregate of the carrying amount of the equipment given up and the amount of cash paid.

(vii)  The Group own several pieces of land rights located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45  years which will expire between 2015  and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)  As of June 30, 2015, the Group’s property and equipment except land rights, with net carrying amount of Rp90,216  billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp10,769 billion, US$61.47 million, HKD18.71 million and SGD28.92  million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)   As of June 30, 2015, the percentage of completion of property under construction was around 36.09% of the total contract value, with estimated dates of completion between July 2015 and December 2017. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)    All assets owned by the Company have been pledged as collateral for bonds (Note 19a). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp7,146  billion have been pledged as collateral under lending agreements (Notes 16  and 20).

(xi)   As of June 30, 2015 the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp58,111 billion. The Group is  currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xii)  In 2014, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp19,412  billion.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(xiii)  The Company and Telkomsel entered into several tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on the agreement by both parties. In addition, the Group also has lease commitments for property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

        Future minimum lease payments for assets under finance lease are as follows:

Year	June 30, 2015	December 31, 2014
2015	1,007	975
2016	499	927
2017	963	898
2018	895	830
2019	795	758
Thereafter	2,295	2,147
Total minimum lease payments	6,454	6,535
Interest	(1,665)	(1,746)
Net present value of minimum lease payments	4,789	4,789
Current maturities (Note 17a)	(598)	(571)
Long-term portion (Note 17b)	4,191	4,218

Details of obligation under capital lease as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014
PT Tower Bersama Infrastructure, Tbk	1,639	1,713
PT Profesional Telekomunikasi Indonesia	1,508	1,596
PT Solusi Tunas Pratama	350	368
PT Putra Arga Binangun	238	244
PT Bali Towerindo Sentra	137	143
PT Naragita Dinamika Komunika	97	109
Others (each below Rp100 billion)	820	616
Total	4,789	4,789

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

11.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of June 30, 2015 and December 31, 2014 consist of:

	June 30, 2015	December 31, 2014
Advances for purchase of property and equipment	3,030	3,354
Prepaid rental - net of current portion (Note 8)	2,144	1,587
Frequency license - net of current portion (Note 8)	451	493
Deferred charges	450	484
Long-term trade receivables - net of current portion (Note 6)	262	362
Restricted cash	111	112
Others	127	87
Total	6,575	6,479

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with rental periods ranging from 1  to 40  years.

As of June 30, 2015 and December 31, 2014, deferred charges represent deferred Revenue-Sharing Arrangement (“RSA”) charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended June 30, 2015 and December 31, 2014 amounted to Rp24  billion and Rp86  billion, respectively.

Long- term trade receivables are measured at amortized cost using the effective interest rate method payable in installments over 4 years, and arose from providing telecommunication access and services in rural areas (USO) (Note 39c.v).

      Refer to Note 36  for details of related party transactions.

12.  INTANGIBLE ASSETS

(i)   The details of intangible assets are as follows:

	Goodwill	Software	License	Other Intangible assets	Total
Gross carrying amount:
Balance, December 31, 2014	322	4,771	67	572	5,732
Additions	-	472	-	8	480
Reclassifications/translations	-	9	-	-	9
Balance, June 30, 2015	322	5,252	67	580	6,221
Accumulated amortization and impairment losses:
Balance, December 31, 2014	(29)	(2,862)	(43)	(335)	(3,269)
Amortization	-	(394)	(3)	(13)	(410)
Reclassification/translation	-	(6)	-	(3)	(9)
Balance, June 30, 2015	(29)	(3,262)	(46)	(351)	(3,688)
Net Book Value	293	1,990	21	229	2,533

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

12.  INTANGIBLE ASSETS

(i)   The details of intangible assets are as follows:

	Goodwill	Software	License	Other Intangible assets	Total
Gross carrying amount:
Balance, December 31, 2013	270	3,432	67	401	4,170
Additions	-	1,340	0	107	1,447
Acquisition (Note 3a)	54	-	-	78	132
Deductions	-	(0)	-	(13)	(13)
Reclassifications/translations	(2)	(1)	-	(1)	(4)
Balance, December 31, 2014	322	4,771	67	572	5,732

	Goodwill	Software	License	Other intangible assets	Total
Accumulated amortization and impairment losses:
Balance, December 31, 2013	(29)	(2,278)	(37)	(318)	(2,662)
Amortization	-	(583)	(6)	(30)	(619)
Deductions	-	-	-	13	13
Reclassification/translation	-	(1)	-	-	(1)
Balance, December 31, 2014	(29)	(2,862)	(43)	(335)	(3,269)
Net Book Value	293	1,909	24	237	2,463

(ii)   Goodwill resulted from acquisition of CCA in 2014 (Note 3), sales-purchase transaction of Data Center Business between Sigma and BDM in 2012,  and from the acquisitions  of Ad Medika in 2010 and Sigma in 2008.

(iii)  The remaining amortization periods of software range from 1 to 5  years.

(iv)  As of June 30, 2015 the cost of fully amortized intangible assets that are still used in operations amounted to Rp2,155  billion.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

13.  TRADE PAYABLES

	June 30, 2015	December 31, 2014 (Restated)
Related parties
Purchase of equipment, materials and services	603	723
Payables to other telecommunications providers	273	175
Sub-total	876	898
Third parties
Purchase of equipment, materials and services	11,023	9,471
Radio frequency usage charges, concession fees and Universal Service Obligation charges	1,171	1,160
Payables to other telecommunications providers	366	833
Sub-total	12,560	11,464
Total	13,436	12,362

	June 30, 2015	December 31, 2014 (Restated)
Rupiah	10,232	9,479
U.S. dollar	3,175	2,837
Others	29	46
Total	13,436	12,362

      Refer to Note 36  for details of related party transactions.

14.  ACCRUED EXPENSES

	June 30, 2015	December 31, 2014
Operations, maintenance and telecommunications services	2,959	2,640
Salaries and benefits	1,528	1,091
General, administrative and marketing expenses	1,448	1,291
Interest and bank charges	295	189
Total	6,230	5,211

      Refer to Note 36  for details of related party transactions.

15.  UNEARNED INCOME

	June 30,2015	December 31, 2014
Prepaid pulse reload vouchers	2,951	3,588
Other telecommunications services	139	78
Others	182	297
Total	3,272	3,963

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  SHORT-TERM BANK LOANS

		June 30, 2015		December 31, 2014
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Citibank N.A	US$	-	-	100	1,244
Deutsche Bank	Rp	-	1,000	-	-
Bank CIMB Niaga	Rp	-	228	-	234
UOB	Rp	-	141	-	200
Others	Rp	-	172	-	132
Total			1,541		1,810

Refer to Note 36  for details of related party transactions.

Other significant information relating to short-term bank loans as at June 30, 2015 is as follows:

	Borrower	Currency	Total facility(in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp	12	October 18, 2015	Monthly	13.00%	Property and equipment (Note 10), Inventories (Note 7) and trade receivables (Note 6)
April 29, 2008 [a]	Balebat	Rp	10	October 18, 2015	Monthly	13.00%	Property and equipment (Note 10), Inventories (Note 7) and trade receivables (Note 6)
March 21, 2013 [b]	Infomedia	Rp	38	October 18, 2015	Monthly	12.00%	Trade receivables(Note 6)
March 25, 2013 [b]	Infomedia	Rp	38	October 18, 2015	Monthly	12.00%	Trade receivables(Note 6)
March 27, 2013 [b]	Infomedia	Rp	24	October 18, 2015	Monthly	12.00%	Trade receivables(Note 6)
April 28, 2013 [c]	GSD	Rp	85	November 11, 2015	Monthly	11.50%	Property and equipment (Note 10)
September 22, 2014	Balebat	Rp	25	April 30, 2015	Monthly	14.00%	Property and equipment (Note 10), Inventories (Note 7) and trade receivables (Note 6)
September 22, 2014	Balebat	Rp	5	October 18, 2015	Monthly	13.00%	Property and equipment (Note 10), Inventories (Note 7) and trade receivables (Note 6)
October 29, 2014	Infomedia Solusi Humanika	Rp	50	October 29, 2015	Monthly	12.00%	Trade receivables(Note 6)
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2015	Monthly	12.00%	Trade receivables(Note 6)

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  SHORT-TERM BANK LOANS (continued)

Other significant information relating to short-term bank loans as at June 30, 2015 is as follows: (continued)

	Borrower	Currency	Total facility(in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Bank Danamon [d]
August 23, 2013	Infomedia	Rp	80	August 23, 2015	Monthly	12.00%	Trade receivable(Note 6)
SCB
March 30, 2015	GSD	Rp	100	June 30, 2015	Quarterly	10.50%	None
Deutsche Bank
April 8, 2015	Telkomsel	Rp	1,000	December 31, 2015	Monthly	1month JIBOR +0.5%	None

The credit facilities obtained by the Company’s subsidiaries are used for working capital purposes.

a   Based on the latest amendment on September 22, 2014

b   Based on the latest amendment on October 16, 2014

c   Based on the latest amendment on November 11, 2014

d   Based on the latest amandment on August 23, 2014

17.  CURRENT MATURITIES OF LONG-TERM LIABILITIES

a.   Current maturities

	Notes	June 30, 2015	December 31, 2014
Bank loans	20	3,521	4,052
Bonds and notes	19	1,042	1,069
Obligations under finance leases	10	598	571
Two-step loans	18	217	207
Total		5,378	5,899

      Refer to Note 36  for details of related party transactions.

b.   Long-term portion

      Scheduled principal payments as of June 30, 2015 are as follows:

			Year
	Notes	Total	2016	2017	2018	2019	Thereafter
Bank loans	20	14,834	1,539	2,680	7,355	1,164	2,096
Bonds and notes	19	9,343	7	1	-	220	9,115
Obligations under finance leases	10	4,191	316	643	639	596	1,997
Two-step loans	18	1,363	110	220	196	177	660
Total		29,731	1,972	3,544	8,190	2,157	13,868

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

18.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government which are then re-loaned to the Company. The loans obtained  up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained  after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		June 30, 2015		December 31, 2014
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	7,295	797	7,679	796
	US$	29	381	31	381
	Rp	-	402	-	438
Total			1,580		1,615
Current maturities (Note 17a)			(217)		(207)
Long-term portion (Note 17b)			1,363		1,408

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	4.00%
	Rp	Semi-annually	Semi-annually	8.57%
	Yen	Semi-annually	Semi-annually	3.10%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans are due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of June 30, 2015, the Company has complied with the above-mentioned ratios.

Refer to Note 36  for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES

		June 30, 2015		December 31, 2014
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010:
Series A	Rp	-	1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
2015:
Series A	Rp	-	2,200	-	-
Series B	Rp	-	2,100	-	-
Series C	Rp	-	1,200	-	-
Series D	Rp	-	1,500	-	-
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	120	-	-
Promissory Notes
PT Huawei	US$	2	23	4	52
PT ZTE Indonesia (“ZTE”)	US$	2	22	3	36
Total			10,385		3,308
Current maturities (Note 17a)			(1,042)		(1,069)
Long-term portion (Note 17b)			9,343		2,239

a.   Bonds

(i)     2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11c.x). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance  capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES (continued)

a.   Bonds (continued)

(i)     2010  (continued)

As of June 30, 2015, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts  agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 5:1.

3.   Debt service coverage is 125%.

As of June 30, 2015, the Company has complied with the above mentioned ratios.

(ii)    2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Payment period	Rate per annum
Series A	2,200	The Company	IDX	June 16, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 16, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 16, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 16, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future.

The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas and Mandiri Sekuritas and PT Trimegah Sekuritas, and the trustee is PT Bank Permata Tbk.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance  capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application, support, and merger and acquisition.

Based on the indenture trusts  agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 4:1.

3.   Debt service coverage is 125%.

As of June 30, 2015, the Company has complied with the above mentioned ratios.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES (continued)

b.   MTN

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum

GSD-Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
GSD-Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

PT Mandiri Sekuritas act as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and KSEI as Custodian. The Funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that has owned or will be owned by GSD,  have been pledged as collateral for MTN (Notes  6, 7 and 10).

Under to the agreement, GSD is required to comply with all covenants or restrictions including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed  6.5:1

2.     EBITDA to interest ratio should not be less than 1.2:1

3.     Minimum current ratio is 120%

4.     Maximum leverage ratio is 450%

As of June 30, 2015, GSD has complied with the above mentioned ratios.

c.   Promissory Notes

Supplier	Currency	Principal (in billions)	Issuance date	Payment schedule	Interest payment period	Interest rate per annum
PT Huawei	US$	0.3	June 19, 2009	Semi-annually	Semi-annually	6 month LIBOR+1,5%
		0.2	April 30, 2013	(July 30,2015-
				July 30, 2016)
ZTE	US$	0.1	August 20, 2009 [a]	Semi-annually	Semi-annually	6 month LIBOR+1.5%
				(August 4, 2015- February 4, 2017)

      abased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and ZTE and PT Huawei, the promissory notes issued by the Company to each of ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS

		June 30, 2015		December 31, 2014
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent

BNI	Rp	-	5,898	-	2,195
BRI	Rp	-	2,606	-	3,398
	US$	0	3	1	6
Bank Mandiri	Rp	-	2,489	-	1,750
Syndication of banks	Rp	-	2,050	-	2,200
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	1,675	-	600
	US$	75	1,000	-	600
Bank ANZ Indonesia	US$	75	1,000	-	-
Bank CIMB Niaga	Rp	-	644	-	567
ABN Amro Bank N.V. Stockholm (“AAB Stockholm”) and SCB	US$	30	400	38	478
Japan Bank for International Cooperation (“JBIC”)	US$	25	335	34	424
BCA	Rp	-	242	-	373
Bank Sumitomo Mitsui Indonesia	Rp	-	75	-	-
Others	Rp		20	-	10
Total			18,437		12,001
Unamortized debt issuance cost			(82)		(71)
			18,355		11,930
Current maturities (Note 18a)			(3,521)		(4,052)
Long-term portion (Note 18b)			14,834		7,878

Refer to Note 36  for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of June 30, 2015 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
BRI
October 13, 2010[a]	The Company	Rp	3,000	500	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	100	Semi-annually (2011-2017)	Quarterly	3 months JIBOR+1.40% and 3 months JIBOR+3.50%	Property and equipment (Note 10)
April 26, 2013	GSD	Rp	141	19	Monthly (2014-2018)	Monthly	10.00%	Property and equipment (Note 10) and lease agreement
October 30, 2013	GSD	Rp	70	2	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 10) and trade receivables (Note 6) and lease agreement
October 30, 2013	GSD	Rp	34	2	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 10) and trade receivables (Note 6) and lease agreement
November 20, 2013	The Company	Rp	1,500	187.5	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
October 1, 2014	Patrakom	Rp	28	7	Monthly (2014-2016)	Monthly	10.95%	Property and equipment (Note 10) and trade receivables(Note 6)
October 1, 2014	Patrakom	US$	0.0007	0.0003	Monthly (2014-2015)	Monthly	6.00%	Property and equipment (Note 10) and trade receivables (Note 6)
October 1, 2014	Patrakom	Rp	93	-	Monthly (2015-2017)	Monthly	10.95%	Property and equipment (Note 10) and trade receivables (Note 6)

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of June 30, 2015 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
BNI
October 13, 2010[a]	The Company	Rp	1,000	143	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011 [a]	PINS	Rp	500	43	Semi-annually (2013-2016)	Quarterly	3 months JIBOR+1.50%	Inventories (Note 7) and trade receivables (Note 6)
November 28, 2012[a]	Metra	Rp	44	31	Semi-annually (2015-2017)	Monthly	10.00%	Property and equipment (Note 10) and trade receivables (Note 6)
March 26, 2013[a]	Metra	Rp	60	10	Quarterly (2013-2016)	Monthly	10.00%	Property and equipment (Note 10) and trade receivables (Note 6)
November 20, 2013	The Company	Rp	1,500	187.5	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
November 25, 2013[a]	Metra	Rp	90	15	Quarterly (2013-2016)	Monthly	10.00%	Property and equipment (Note 10) and trade receivables (Note 6)
July 21, 2014 [a]	Metra	Rp	40	7	Semi-annually (2015-2017)	Monthly	10.00%	Property and equipment (Note 10) and trade receivables (Note 6)
November 3, 2014[a,i]	Telkom	Rp	200	23	Quarterly (2015-2017)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
March 13, 2015 a&j	The Company	Rp	2,900	-	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	None
March 13, 2015 a&j	GSD	Rp	100	-	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	None
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
Syndication of banks
December 19, 2012 (BNI, BRI and Bank Mandiri) [a]	Dayamitra	Rp	2,500	150	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Property and equipment (Note 10) and trade receivables (Note 6)
Bank Mandiri
July 9, 2009[b] and	Telkomsel	Rp	5,000	125	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
July 5, 2010[b]
November 20, 2013	The Company	Rp	1,500	187.5	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
August 11, 2014	Graha Yasa Selaras	Rp	77	-	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 10)

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of June 30, 2015 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank Mandiri (continued)
August 11, 2014	Graha Yasa Selaras	Rp	77	-	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 10)
April 8, 2015	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3months JIBOR+1.95%	None
The Bank of Tokyo – Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	-	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Property and equipment (Note 10) and trade receivables (Note 6)
March 13, 2015 a&j	Metra	Rp	75	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	-	April 14, 2018	Quarterly	3 months JIBOR+1.20%	None
Bank CIMB Niaga
March 21, 2007e	GSD	Rp	21	3.5	Quarterly (2007-2015)	Monthly	9.75%	Property and equipment (Note 10)
May 24, 2010f,h	Balebat	Rp	2	0.3	Monthly (2010-2015)	Monthly	13.00%	Property and equipment (Note 10), inventories (Note 7), and trade receivables (Note 6)
March 31, 2011	GSD	Rp	24	1.4	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
March 31, 2011	GSD	Rp	13	0.8	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
March 31, 2011	GSD	Rp	12	0.9	Monthly (2011-2016)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
September 9, 2011	GSD	Rp	41	2	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
September 9, 2011	GSD	Rp	11	0.8	Monthly (2011-2015)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of June 30, 2015 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
August 2, 2012[f,h]	Balebat	Rp	4	0.7	Monthly (2012-2015)	Monthly	13.00%	Property and equipment (Note 10), Inventories (Note 7), and trade receivables (Note 6)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 Months JIBOR+3.45%	Property and equipment (Note 10)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 10)
October 10, 2012[f,h]	Balebat	Rp	1	0.2	Monthly (2012-2015)	Monthly	13.00%	Property and equipment (Note 10), inventories (Note 7), and trade receivables (Note 6)
August 26, 2013 [f,h]	Balebat	Rp	3.5	0.3	Monthly (2013-2018)	Monthly	13.00%	Property and equipment (Note 10), Inventories (Note 7), and trade receivables (Note 6)
AAB Stockholm and SCB
December 30, 2009b&c	Telkomsel	US$	0.3	0.07	Semi-annually (2011-2016)	Semi-annually	6 months LIBOR+0.82%	None
JBIC
March 26, 2010a&d	The Company	US$	0.06	-	Semi-annually (2010-2015)	Semi-annually	4.56%	None
March 28, 2013a&g	The Company	US$	0.03	0.003	Semi-annually (2014-2019)	Semi-annually	2.18% and6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	111	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
December 16, 2010[a]	TII	Rp	200	20	Semi-annually (2011-2015)	Quarterly	3 months JIBOR+1.25%	None
Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&j	Metra	Rp	75	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
Bank ANZ Indonesia
April 8, 2015 [a]	Telkomsel	US$	0.075	-	April 14, 2018	Quarterly	3 months JIBOR+1.20%	None

The credit facilities obtained by the Group are used for working capital purposes.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, including maintaining financial ratios. As of June 30, 2015, the Group has  complied with all covenants as restrictions.

b    Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of June 30, 2015, Telkomsel has complied with the above covenants.

c    Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 41a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2,  and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facility 1, 2,  and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

d    In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million, respectively.

e    Based on the latest amendment on March 31, 2011

f   Based on the latest amendment on September 22, 2014

g    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facility A and facility B amounting to US$18.8 million and US$12.5 million, respectively

h   MD Media’s subsidiary

i   Based on the latest amendment on March 11, 2015

j   On March 13, 2015, Company, GSD Metra and Infomedia signed several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and a syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion Rp500 billion and Rp3.000 billion, respectively.

21.  NON-CONTROLLING INTERESTS

	June 30, 2015	December 31, 2014
Non-controlling interests in net assets of subsidiaries:
Telkomsel	15,471	18,067
GSD	129	125
Metra	61	89
TII	57	42
Total	15,718	18,323

	June 30, 2015	June 30, 2014
Non-controlling interests in total profit or loss and other comprehensive income of subsidiaries:
Telkomsel	3,516	3,041
GSD	15	(3)
TII	8	-
Metra	(7)	11
Total	3,532	3,049

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

21.  NON-CONTROLLING INTERESTS

Material partly-owned subsidiary

As of June 30, 2015 and December 31, 2014, the non-controlling interest holds 35% ownership interest in Telkomsel (Note 1d) which is considered material to the Company.

The summarized financial information of Telkomsel is provided below. This information is based on amounts before inter-group  eliminations.

      Summarized statements of financial position

	June 30, 2015	December 31, 2014
Current assets	20,164	19,767
Non-current assets	58,739	58,887
Current liabilities	(29,533)	(18,573)
Non-current liabilities	(5,163)	(8,457)
Total equity	44,207	51,624
Attributable to:
Equity holders of parent company	28,736	33,557
Non-controlling interest	15,471	18,067

      Summarized statements  of profit or loss and other comprehensive income

	June 30, 2015	June 30, 2014
Revenues	35,391	31,320
Operating expenses	(22,115)	(19,857)
Other income	76	97
Profit before tax	13,352	11,560
Income tax expense - net	(3,306)	(2,869)
Profit for the year from continuing operations	10,046	8,691
Other comprehensive income - net	-	-
Net comprehensive income	10,046	8,691
Attributable to non-controlling interest	3,516	3,041
Dividend paid to non-controlling interest	6,112	5,464

      Summarized statements of cash flows

	June 30, 2015	June 30, 2014,
Operating	18,403	14,443
Investing	(5,752)	259
Financing	(12,842)	(13,954)
Net increase in cash and cash equivalents	(191)	748

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.  CAPITAL STOCK

	June 30, 2015
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.56	2,580
The Bank of New York Mellon Corporation*	9,329,312,980	9.50	466
Directors (Note 1b):
Alex J Sinaga	540	0	0
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Dian Rachmawan	60,540	0	0
Public (individually less than 5%)	37,244,097,900	37.94	1,863
Total	98,175,853,600	100	4,909
Treasury stock (Note 24)	2,624,142,800	-	131
Total	100,799,996,400	100	5,040

	December 31, 2014
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.56	2,580
The Bank of New York Mellon Corporation*	9,472,920,180	9.65	474
Directors (Note 1b):
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Dian Rachmawan	60,540	0	0
Public (individually less than 5%)	37,100,491,240	37.79	1,855
Total	98,175,853,600	100.00	4,909
Treasury stock (Note 24)	2,624,142,800	-	131
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

23.  ADDITIONAL PAID-IN CAPITAL

	June 30, 2015	December 31, 2014
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 24)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 24)	544	544
Difference in value arising from restructuring transactions and other transactions between entities under common control (Note 2d)	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 24)	228	228
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	2,899	2,899

Difference in value arising from restructuring transactions and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of June 30, 2015 and December 31, 2014, the accumulated development of the related infrastructure amounted to Rp537 billion, respectively.

24.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 – November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	June 30, 2015			December 31, 2014
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	2,624,142,800	2.60	3,836	3,699,142,800	3.67	5,805
Proceeds from sale of treasury stock	-	-	-	(1,075,000,000)	(1.07)	(1,969)
Ending balance	2,624,142,800	2.60	3,836	2,624,142,800	2.60	3,836

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

24.  TREASURY STOCK (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phase I, II, and III to become (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equal to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp 1,744 billion.

In the AGM  on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion  (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 23).

On June 13, 2014, the Company resold 215,000,000  shares (equal to 1,075,000,000  shares after stock split) of treasury stock phase II  with fair value amounting to Rp2,541 billion (net of related  cost to sell the shares). The excess amounting to Rp576  billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 23).

25.  REVENUES

	2015	2014
Telephone revenues
Cellular
Usage charges	17,006	15,727
Features	457	369
Monthly subscription charges	216	302
	17,679	16,398
Fixed lines
Usage charges	2,388	2,896
Monthly subscription charges	1,447	1,369
Call center	481	309
Others	50	52
	4,366	4,626
Total telephone revenues	22,045	21,024
Interconnection revenues
Domestic interconnection	1,335	1,485
International interconnection	901	895
Total interconnection revenues	2,236	2,380

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

25.  REVENUES (continued)

	2015	2014
Data, internet, and information technology service revenues
Internet, data communication and information technology services	14,826	11,526
Short Messaging Services (“SMS”)	7,101	6,647
E-business	67	83
Voice over Internet Protocol (“VoIP”)	16	12
Total data, internet, and information technology service revenues	22,010	18,268
Network revenues
Leased lines	240	338
Satellite transponder lease	239	249
Total network revenues	479	587
Other telecommunications service revenues
Customer Premise Equipment (“CPE”) and terminal	812	157
Leases	387	416
E-payment	316	127
Pay TV	114	45
E-health revenue	94	78
Directory assistance	85	113
Others (each below Rp75 billion)	262	347
Total other telecommunications service revenues	2,070	1,283
Total revenues	48,840	43,542

The details of net revenues received by the Group from agency relationships for the six months period ended June 30, 2015 and 2014 are as follows:

	2015	2014
Gross revenues	22,297	11,011
Compensation to value added service providers	(287)	(196)
Net revenues	22,010	10,815

      Refer to Note 36  for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  PERSONNEL EXPENSES

      The breakdown of personnel expenses is as follows:

	2015	2014
Salaries and related benefits	1,941	1,815
Vacation pay, incentives and other benefits	1,611	1,583
Early retirement program	844	-
Employees’ income tax	815	711
Net periodic pension costs (Note 33)	270	248
Net periodic post-retirement health care benefit costs (Note 35)	122	149
Houses	109	112
LSA expenses (Note 34)	44	31
Other employee benefit (Note 33)	25	15
Other post-retirement benefit costs (Note 33)	23	24
Others (each below Rp75 billion)	86	101
Total	5,890	4,789

Refer to Note 36  for details of related party transactions.

27.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

      The breakdown of operations, maintanance and telecommunication service expeses is as follows:

	2015	2014
Operations and maintenance	7,757	6,329
Radio frequency usage charges (Notes 39c.i and 39c.ii)	1,742	1,576
Concession fees and Universal Service Obligation charges	1,034	814
Cost of phone, set top box, SIM and RUIM cards	984	338
Leased lines and CPE	708	284
Cost of IT services	489	188
Electricity, gas and water	468	526
Vehicles rental and supporting facilities	342	336
Insurance	200	225
Management project	83	66
Others (each below Rp75 billion)	221	87
Total	14,028	10,769

      Refer to Note 36  for details of related party transactions.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

28.  GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expeses is as follows:

	2015	2014
General expenses	684	440
Provision for impairment of receivables (Note 6d)	471	333
Training, education and recruitment	178	222
Professional fees	165	138
Travelling	159	163
Meeting	74	87
Collection expenses	65	196
Security and screening	46	101
Others (each below Rp75 billion)	174	166
Total	2,016	1,846

      Refer to Note 36  for details of related party transactions.

29.  INTERCONNECTION EXPENSES

      The breakdown of interconnection expeses is as follows:

	2015	2014
Domestic interconnection and access	1,316	1,903
International interconnection	636	642
Total	1,952	2,545

      Refer to Note 36  for details of related party transactions.

30.  TAXATION

a.   Claims for tax refund

	June 30, 2015	December 31, 2014
The Company
Value added tax (“VAT”)	298	298
Corporate income tax	105	60
Subsidiaries
Corporate income tax	355	363
Value tax added (“VAT”)	17	305
Income tax
Article 23 - Withholding tax on service delivery	-	10
Total claims for tax refund	775	1,036
Short-term portion	(2)	(291)
Long-term portion	773	745

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

b.   Prepaid taxes

	June 30, 2015	December 31, 2014
Subsidiaries
Corporate income tax	51	28
VAT	1,225	835
Income tax
Article 22 - Withholding tax on goods delivery and imports	1	-
Article 23 - Withholding tax on service delivery	72	27
	1,349	890

      c.   Taxes payable

	June 30, 2015	December 31, 2014
The Company
Income taxes
Article 4 (2) - Final tax	15	27
Article 21 - Individual income tax	113	25
Article 22 - Withholding tax on goods delivery and imports	2	2
Article 23 - Withholding tax on service delivery	9	10
Article 25 - Installment of corporate income tax	-	61
Article 26 - Withholding tax on non-resident income	5	2
Article 29 - Corporate income tax	-	-
VAT
VAT	169	197
VAT – Tax collector	245	257
	558	581
Subsidiaries
Income taxes
Article 4 (2) - Final tax	39	81
Article 21 - Individual income tax	89	97
Article 23 - Withholding tax on service delivery	77	72
Article 25 - Installment of corporate income tax	545	483
Article 26 - Withholding tax on non-resident income	6	28
Article 29 - Corporate income tax	504	957
VAT	495	77
	1,755	1,795
	2,313	2,376

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Current
The Company	294	442
Subsidiaries	3,601	3,124
	3,895	3,566
Deferred
The Company	(6)	20
Subsidiaries	(148)	(89)
	(154)	(69)
	3,741	3,497

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated Statement of profit or loss and other comprehensive income is as follows:

	June 30, 2015	June 30, 2014 (Restated)
Profit before income tax	14,720	13,832
Less income subject to final tax	(1,522)	(799)
	13,198	13,033
Tax calculated at the Company’s applicable statutory tax rate of 20%	2,640	2,607
Difference in applicable statutory tax rate for subsidiaries	650	581
Non-deductible expenses	296	259
Final income tax expenses	75	51
Others	80	(1)
Net income tax expense	3,741	3,497

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the year ended June 30, 2015 and 2014 is as follows:

	June 30, 2015	June 30, 2014 (Restated)
Profit before income tax	14,720	13,832
Add back consolidation eliminations	7,057	5,977
Consolidated profit before income tax and eliminations	21,776	19,809
Less: profit before income tax of the subsidiaries	(13,816)	(11,923)
Profit before income tax attributable to the Company	7,960	7,886
Less: income subject to final tax	(266)	(340)
	7,694	7,546
Temporary differences:
Provision for impairment of assets	-	190
Provision for impairment and trade receivables written-off	321	317
Net periodic pension and other post-retirement benefits costs	79	125
Finance lease	52	(9)
Deferred installation fee	(16)	(4)
Depreciation and gain on sale of property and equipment	105	(82)
Provision for personnel expenses	(359)	(617)
Other provisions	134	1
Net temporary differences	316	(79)
Permanent differences:
Employee benefits	103	115
Donations	79	102
Net periodic post-retirement health care benefit costs	122	149
Equity in net income of associates and subsidiaries	(7,066)	(5,985)
Others	66	104
Net permanent differences	(6,696)	(5,515)
Taxable income of the Company	1,314	1,952
Current corporate income tax expense	262	391
Final income tax expense	32	51
Total current income tax expense of the Company	294	442
Current income tax expense of the subsidiaries	3,601	3,124
Total current income tax expense	3,895	3,566

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

Tax Law No. 36/2008 which is futher regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting periods ended June 30, 2015 and 2014, the Company has reduced the applicable tax rate by 5%.

The Company applied the  tax rate of 20% for the six months period ended June 30, 2015 and 2014. The subsidiaries applied a tax rate of 25% for the six  months period ended June 30, 2015 and 2014.

e.   Tax assessment

(i)   The Company

In November 2013, the Company received Tax Underpayment Assesment Letters (“SKPKBs”) No. 00056/207/07/093/13 to No.00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period  January - September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its  objection to the Tax Authorities. The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letter No. 2498 to 2504 and 2541 to 2543/WPJ.19/2014 dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. The Company has filed an appeal against the refusal of objections VAT Interconnection No. Tel. 59 / KU000 / COP-10000000/2015 to No. Tel. 59 / KU000 / COP-10000000/2015 dated March 12, 2015.

In November 2014, the Company received SKPKBs as the result of tax audit for fiscal year 2011 from the Tax Authorities. Based on the letters, the Company received VATUnderpayment assesment for the tax period January until  December 2011 amounting  to Rp182.5 billion (including penalty Rp60 billion) and corporate income tax underpayment assesment amounting  to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the underpayment VAT. amounting to Rp4.7 billion (including penalty of Rp2 billion) was  charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion (including penalty of Rp58 billion) recognized as tax refund underpayment. The Company filed an objection VAT interconnection transactions in 2011 on January 7, 2015 No. Tel. 03 / KU000 / COP-10000000/2015 to No. Tel. 14 / KU000 / COP-10000000/2015 to the Tax Authority.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   TAXATION (continued)

e.   Tax assessment (continued)

(ii)    Telkomsel

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (STP) for the underpayment of December 2008 Income Tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed  a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On August 10, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s appeal on 2004 and 2005 assesment for VAT totaling Rp215 billion. In September 2010, Telkomsel filed a contra-appeal to the SC. Based on its verdict which was received in June 2014, the SC decided to reject the request from the Tax Authorities. The SC verdict is legally binding in favour of Telkomsel.

In May and June 2012, Telkomsel received the refund of penalty of 2010 Income Tax Article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On March 12, 2012, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax and underpaid VAT amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the VAT (including penalty of Rp6.3 billion). The accepted portion was charged to the 2012 consolidated Statement of profit or loss and other comprehensive income. On April 5, 2012, Telkomsel received a refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of underpayment of VAT. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax court received the appeal of 2010 VAT totaling Rp290.6 billion.

On May 13, 2015, Telkomsel received VAT refunds Rp290.7 billion (net of Tax Collection Letter Rp3,837 million). In May 2015, Telkomsel requested to cancel the Tax Collection Letter to the Tax Authority. As of the date of approval and authorization for issuance of these consolidated financial statement, the appeal is still in progress, and those amount recorded as a part of tax refund.

In December 2013, the Tax Court accepted Telkomsel’s appeal on 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

e.   Tax assessment (continued)

(i)     Telkomsel

On January 22, 2014, Telkomsel received a formal verdict from the Tax Court concerning the former’s claim for tax refund for import duties. Based on its verdict, Tax Court accepted the portion of Telkomsel’s claim. In February 2014, Telkomsel submitted a request to refund the accepted portion of the claim amounting to Rp8.5 billion. On September 30, 2014, Telkomsel received a partial refund of the claim for import duties amounting to Rp587 million (including penalty Rp579 million). Subsequently, on October 2, 2014, Telkomsel received a refund for VAT and income tax article 22 amounting to Rp7.92 billion.

On November 7, 2014, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2011 by the Tax Authorities. Based on the letters, Telkomsel underpaid the corporate income tax, VAT and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. Telkomsel accepted the assessment of Rp7.8 billion of the underpayment of corporate income tax, Rp1 billion of the underpayment of VAT and Rp2.2 billion of the underpayment of the withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income.

In December 2014, Telkomsel paid the assessment and filed an objection to the Tax Authorities for the assessment for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion), and VAT of Rp1.9 billion (including penalty of Rp670 million) which Telkomsel recorded as a claim for tax refund. As of the date of approval and authorization for issuance of the consolidated financial statements, the objection on the corporate income tax and VAT assessment is still in process.

f.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2014 (Restated)	(Charged) credited to the consolidated statements of profit or loss	June 30, 2015
The Company
Deferred tax assets:
Provision for impairment of receivables	470	64	534
Net periodic pension and other post-retirement benefits costs	330	15	345
Accrued expenses and provision for inventory obsolescence	76	28	104
Employee benefit provisions	72	(72)	0
Deferred installation fee	72	(3)	69
Finance leases	22	11	33
Total deferred tax assets	1,042	43	1,085

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

f.    Deferred tax assets and liabilities (continued)

	December 31, 2014 (Restated)	(Charged) credited to the consolidated statements of profit or loss	June 30, 2015
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1.458)	39	(1,419)
Valuation of long-term investment	(69)	0	(69)
Land rights, intangible assets, and others	(14)	(1)	(15)
Total deferred tax liabilities	(1,541)	38	(1,503)
Deferred tax liabilities of the Company - net	(499)	81	(418)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	274	25	299
Provision for impairment of receivables	129	31	160
Recognition of interest under USO arrangements	0	0	0
Total deferred tax assets	403	56	459
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(2,044)	83	(1,961)
Finance leases	(254)	(75)	(329)
Intangible assets	(61)	4	(57)
Total deferred tax liabilities	(2,359)	12	(2,347)
Deferred tax liabilities of Telkomsel - net	(1,956)	68	(1,888)
Deferred tax liabilities of other subsidiaries - net	(248)	(25)	(273)
Deferred tax liabilities - net	(2,703)	124	(2,579)
Deferred tax assets - net	95	29	124

	Desember 31, 2013 (Restated)	(Charged) credit to the Consolidated statement of profit or loss	(Charged) credit to the other comprehensive Income	December 31, 2014
The Company
Deferred tax assets:
Provision for impairment of receivables	446	24	-	470
Net periodic pension and other post-retirement benefits costs	341	74	(85)	330
Accrued expenses and provision for inventory obsolescence	27	49	-	76
Employee benefit provisions	143	(71)	-	72
Deferred installation fee	70	2	-	72
Finance leases	9	13	-	22
Total deferred tax assets	1,036	91	(85)	1,042

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

f.    Deferred tax assets and liabilities (continued)

	Desember 31, 2013 (Restated)	(Charged) credit to the consolidated statement of profit or loss	(Charged) credit to the other comprehensive Income	December 31, 2014
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1.543)	85	-	(1.458)
Valuation of long-term investment	(70)	1	-	(69)
Land rights, intangible assets, and others	(11)	(3)	-	(14)
Total deferred tax liabilities	(1.624)	83	-	(1.541)
Deferred tax liabilities of the Company - net	(588)	174	(85)	(499)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	207	27	40	274
Provision for impairment of receivables	121	8	-	129
Recognition of interest under USO arrangements	0	(0)	0	0
Total deferred tax assets	328	35	40	403
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(2,268)	224	-	(2,044)
Finance leases	(121)	(133)	-	(254)
Intangible assets	(62)	1	-	(61)
Total deferred tax liabilities	(2,451)	92	-	(2,359)
Deferred tax liabilities of Telkomsel - net	(2,123)	127	40	(1,956)
Deferred tax liabilities of other subsidiaries - net	(197)	(51)	-	(248)
Deferred tax liabilities - net	(2,908)	250	(45)	(2,703)
Deferred tax assets - net	67	25	3	95

As of June 30, 2015 and December 31, 2014, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp22,109 billion and Rp27,112  billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it could reduce if actual future taxable income is lower than estimates.

g.   Administration

From 2008 to 2014, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of historical data, for the six months period ended June 30, 2015, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, this period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

g.   Administration (continued)

The Ministry  of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

The Company received a letter from the Large Tax Office Four No. Pemb-00 427 / WPJ.19 / KP.0405 / RIK.SIS / 2015 dated June 29, 2015 regarding the notice of field examination for the tax period January to December 2014. There is no tax audit performed for fiscal years 2010, 2012, and 2013.

The Company received a certificate of tax audit exemption from the DGT for fiscal years 2010 and 2012 which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed.

31.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp7,447 billion and Rp7,286  billion by the weighted average number of shares outstanding during the period totaling 98,175,853,600  and 97,207,759,677  for the six  months period ended June 30, 2015 and for the year ended 2014, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounted to Rp75.85 and Rp74.95  (in full amount) for the six  months period ended June 30, 2015 and 2014, respectively.

The Company does not have potentially dilutive financial investments as of June 30, 2015 and 2014.

32.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 4  dated April 4, 2014  of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2013  amounting to Rp7,813  billion (Rp80.46 per share) and Rp2,130  billion (Rp21.94 per share), respectively. On May 16, 2014, the Company paid the cash dividend and special cash dividend totalling Rp9,943 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 26  dated April 17, 2015  of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved  the distribution of cash dividend and special cash dividend for 2013  amounting to Rp7,319  billion (Rp74.55 per share) and Rp1,464  billion (Rp14.91 per share), respectively. On May 21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,782 billion.

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of June 30, 2015 and December 31, 2014 amounted to 15,337 billion, respectively.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

	June 30, 2015	December 31, 2014 (Restated)
Prepaid pension benefit cost	1,096	1,170
Pension benefit and other post-employment benefit obligations
Pension
The Company
Unfunded	2,331	2,326
Telkomsel	721	644
Infomedia	1	-
Total pension	3,053	2,970
Other post-employment benefit	488	488
Obligation under the Labor Law	240	216
Total	3,781	3,674

The breakdown of the benefit expense recognized in the consolidated statements of comprehensive income is as follows:

	June 30, 2015	June 30, 2014 (Restated)
Net periodic pension costs
The Company	193	191
Telkomsel	77	57
Infomedia	-	-
Net periodic pension costs (Note 26)	270	248
Other post-retirement benefit costs (Note 26)	23	24
Employee benefit costs under the Labor Law	25	15

      Amounts recognized in OCI amounted to Rpnil as of June 30, 2015 and 2014, respectively.

a.   Prepaid pension benefit costs

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the six months period ended June 30, 2015 and for the year ended December 31, 2014 Rpnil, respectively.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position for the six months period ended June 30, 2015 and for the year ended December 31, 2014, on the defined benefit pension plan:

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Prepaid pension benefit costs (continued)

	June 30, 2015	December 31, 2014 (Restated)
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	17,402	14,883
Charged to profit or loss
Service costs	109	188
Past service cost - plan amendment	0	204
Interest costs	722	1,348
Pension plan participants’ contributions	24	45
Actuarial (losses) gain recognized in OCI	(749)	1,471
Expected pension benefits paid	(404)	(737)
Projected pension benefit obligations	17,104	17,402
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	18,929	16,803
Interest income	788	1,534
Return on plan assets (excluding amount included in net interest expense)	(749)	1,340
Pension plan participants’ contributions	24	45
Expected pension benefits paid	(404)	(737)
Administrative expenses paid	(31)	(56)
Fair value of pension plan assets	18,557	18,929
Funded status	1,453	1,527
Unrecoverable surplus (effect of asset ceiling)	(357)	(357)
Prepaid pension benefit cost	1,096	1,170

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Prepaid pension benefit costs (continued)

As of June 30, 2015 and December 31, 2014, pension plan assets mainly consisted of :

	June 30, 2015		December 31, 2014
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	2,156	-	2,476	-
Equity instruments
Finance	1,045	-	1,137	-
Consumer goods	800	-	796	-
Infrastructure, utilities and transportation	641	-	724	-
Construction, property and real estate	501	-	508	-
Basic industry and chemical	209	-	409	-
Trading, service and investment	219	-	269	-
Mining	92	-	142	-
Agriculture	55	-	62	-
Miscellaneous industries	285	-	325	-
Equity-based mutual fund	1,143	-	1,172	-
Fixed income instruments
Corporate bonds		3,970	-	3,351
Government bonds	6,379	463	6,526	451
Non-public equity - direct placement	-	153	-	153
Property	-	153	-	153
Others	-	293	-	275
Total	13,525	5,032	14,546	4,383

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp380  billion and Rp348  billion, representing 2.05% and 1.84% of total plan assets as of June 30, 2015  and December 31, 2014, respectively, and bonds issued by the Company with fair value totalling Rp622  billion and Rp151  billion representing 3.35% and 0.80% of total assets as of June 30, 2015  and December 31, 2014, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp9  billion and Rp2,817 billion for the three months period ended June  30, 2013 and for the year ended December 31, 2014, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company does not expect to contribute to the defined benefit pension plan in 2015.

Based on the Company policy issued on July 1, 2014, regarding Pension Regulation by Dana Pensiun Telkom, there is an increase in monthly benefits given to the pensioners, widow/widower or the children  of participants who stopped  working before the end of June 2002.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.     Prepaid pension benefit costs (continued)

The movements of the prepaid pension benefit cost during the six months period ended June 30, 2015  and for the year ended December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014 (Restated)
Prepaid pension benefit cost at beginning of year	1,170	949
Net periodic pension benefit cost	(74)	(262)
Actuarial losses (gain) recognized via the OCI	749	(1,471)
Asset ceiling recognized via the OCI	-	614
Return on plan assets (excluding amount included in net interest expense)	(749)	1,340
Prepaid pension benefit cost at end of year	1,096	1,170

The components of net periodic pension benefit cost are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Service costs	109	95
Plan administration cost	31	46
Net interest cost	(66)	(87)
Net periodic pension benefit cost	74	54
Cost to subsidiaries by agreement	(7)	-
Net periodic pension benefit cost less cost to subsidiaries by agreement (Note 26)	67	54

Amounts recognized in OCI  are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Actuarial (losses) gain recognized during the year	(749)	799
Return on plan assets (excluding amount included in net interest expense)	749	(799)
Net	-	-

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.     Prepaid pension benefit costs (continued)

The actuarial valuation for the defined benefit pension plan and the other post-employment benefits (Notes 33b and 33c) was performed based on the measurement date as of December  31, 2014 and 2013, with reports dated February 24, 2015, and February 28, 2014, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2014 and 2013  are as follows:

	December 31, 2014	December 31, 2013
Discount rate	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.  Pension benefit costs provisions

(i)   The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp3 billion and Rp6 billion as of June 30, 2015 and December 31, 2014, respectively.

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit has increased the Company’s obligations by Rp699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009. The change in benefit has increased the Company’s obligations by Rp435 billion, which is amortized over 8.63 years until 2018.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

(i)   The Company (continued)

The following table presents the change in projected pension benefits obligation of MPS and MPP for for the six months period ended June 30, 2015 and for the year ended December 31, 2014:

	June 30, 2015	December 31, 2014 (Restated)
Changes in projected pension benefit obligations
Unfunded projected pension benefit obligations at beginning of year	2,326	2,201
Charged to profit or loss
Service costs	30	80
Interest costs	96	194
Actuarial losses recognized in OCI	-	31
Benefits paid by employer	(121)	(180)
Unfunded projected pension benefit obligations at end of year	2,331	2,326

       The components of total periodic pension benefit cost are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Service costs	30	40
Net interest cost	96	97
Total periodic pension benefit cost	126	137

Amounts recognized in OCI amounted to Rpnil as of June 30, 2015 and 2014, respectively.

The principal actuarial assumptions used by the independent actuary as of December 31, 2014 and 2013 are as follows:

	2014	2013
Discount rate	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

      (ii)   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rpnil and Rp98 billion for the six months period ended June 30, 2015 and for the year ended December 31, 2014, respectively.

The following table presents the change in projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statement of financial position for the six months period ended June 30, 2015 and for the year ended 2014 of its defined benefit pension plan:

	June 30, 2015	December 31, 2014 (Restated)
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	1,281	899
Charged to profit or loss
Service costs	51	74
Net interest cost	26	81
Actuarial losses recognized in OCI	-	234
Expected benefits paid	-	(7)
Projected pension benefit obligation at end of year	1,358	1,281
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	637	439
Interest income in profit or loss	-	40
Return on plan assets (excluding amount included in net interest expense) in OCI	-	67
Employer’s contributions	-	98
Expected benefits paid	-	(7)
Fair value of plan assets at end of year	637	637
Funded status	(721)	(644)
Provision for pension benefit cost	(721)	(644)

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

(i)     Telkomsel (continued)

Movements of the provision for pension benefit cost during the six  months period ended June 30, 2015 and for the year ended December 31, 2014:

	June 30, 2015	December 31, 2014 (Restated)
Provision for pension benefit cost at beginning of year	(644)	(460)
Periodic pension benefit cost	(77)	(115)
Actuarial (losses) recognized via the OCI	-	(234)
Return on plan assets (excluding amount included in net interest expense)	-	67
Employer contributions	-	98
Provision for pension benefit cost at end of year	(721)	(644)

The components of the periodic pension benefit cost are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Service costs	51	37
Net interest cost	26	20
Total periodic pension benefit cost	77	57

The net periodic pension costs for the pension plan was calculated based on the  measurement date as of December 31, 2014 and 2013, with reports dated February 5, 2015 and February 20, 2014, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2014 and 2013, are as follows:

	December 31, 2014	December 31, 2013
Discount rate	8.25%	9.00%
Rate of compensation increases	6.50%	6.50%
Indonesian mortality table	2011	2011

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits provisions

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

The changes of the projected other post-employment benefit obligations for the six months period ended June 30, 2015  and for the year ended December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014 (Restated)
Changes in projected other post-employment benefits provision
Unfunded projected benefit obligations at beginning of year	488	450
Charged to profit or loss
Service costs	4	9
Net interest cost	19	39
Actuarial losses recognized in OCI	-	24
Benefits paid by employer	(23)	(34)
Provision for other post-employment benefits	488	488

The components of the projected  other post-employment benefit cost as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Service costs	4	5
Net interest cost	19	19
Total	23	24

Amounts recognized in OCI amounted to Rpnil as of June 30, 2015 and 2014, respectively.

The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2014 and December 31, 2013, are as follows:

	December 31, 2014	December 31, 2013
Discount rate	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

      d.   Obligation under the Labor Law provisions

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized for the six months period ended June 30, 2015 and for the year ended December 31, 2014 amounted to Rp240 billion  and Rp216 billion, respectively. The related employee benefits cost charged to expense amounted to Rp25 billion and Rp15 billion for the six months period ended June 30, 2015 and 2014, respectively.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Maturity Profile of Defined Benefit Obligation (“DBO”)

     Weighted average duration of DBO for the Company and Telkomsel are 18.93  years and 15.14 years, respectively. The timing of benefits payments for 2015  is as follows (in millions of Rupiah):

	Expected BenefitsPayment
	Company
Time Period	Funded	Unfunded	Telkomsel	Other post-employment benefits
Within next 10 years	14,151	3,031	282	672
Within 10-20 years	20,361	204	2,848	184
Within 20-30 years	17,979	12	6,902	54
Within 30-40 years	10,418	0	7,434	1
Within 40-50 years	3,347	-	4,917	-
Within 50-60 years	477	-	2,024	-
Within 60-70 years	23	-	407	-
Within 70-80 years	0	-	29	-

b.   Sensitivity Analysis

0.5% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	0.5% Increase	0.5% Decrease	0.5% Increase	0.5% Decrease
Funded	(842)	917	208	(215)
Unfunded	(40)	41	34	(34)
Telkomsel	(127)	143	81	(73)
Other post-employment benefits	(10)	10	-	-

The sensitivity analyses have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s end of the year DBO. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

34.  LONG SERVICE AWARDS (“LSA”)

Telkomsel and Patrakom provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp429  billion and Rp410 billion as of June 30, 2015 and December 31, 2014, respectively. The related benefit costs charged to expense amounted to Rp44  billion and Rp31 billion for the six  months period ended June 30, 2015 and 2014, respectively (Note 26).

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post-employment health care benefit plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution to the plan amounted to Rp14  billion and Rp15 billion for the six months period ended June 30, 2015  and for the year ended December 31, 2014, respectively.

The following table presents the change in the projected post-employment health care benefits obligation, change in post-employment health care benefits plan assets, funded status of the post- employment health care benefits plan and net amount recognized in the Company’s consolidated statement of financial position as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014 (Restated)
Changes in projected post-employment health care benefit provision
Projected post-employment health care benefit obligation at beginning of year	11,505	10,653
Service costs	24	45
Interest costs	481	942
Actuarial (losses) gain	(340)	238
Expected post-employment health care benefits paid	(193)	(373)
Projected post-employment health care benefit provision at end of year	11,477	11,505
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	11,064	9,660
Interest income	462	863
Return on plan assets (excluding amount included in net interest expense)	(340)	814
Employer’s contributions	-	226
Expected post-employment health care benefits paid	(193)	(373)
Administrative expenses paid	(79)	(126)
Fair value of plan assets at end of year	10,914	11,064
Funded status	(563)	(441)
Provision for post-employment health care benefit	(563)	(441)

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

      As of June 30, 2015 and December 31, 2014, plan assets consisted of:

	June 30, 2015		December 31, 2014
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	1,120	-	794		-
Listed shares:
Manufacturing and consumer	546	-	516		-
Finance industry	520	-	369		-
Construction	294	-	271		-
Infrastructure and telecommunication	213	-	202		-
Wholesale	123	-	145		-
Mining	47	-	69		-
Other industries:
Services	35	-	65		-
Agriculture	42	-	23		-
Biotech and Pharma Industry	10	-	9		-
Others	24	-	38		-
Equity-based mutual funds	1,192	-	1,767		-
Fixed income-based securities:
Fixed income mutual funds	6,516	-	6,589		-
Unlisted shares:
Private placement	-	173	-	177
Others	-	59	-	30
Total	10,682	232	10,857	207

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp173  billion and Rp140  billion representing 1.59% and 1.27% of total assets as of June 30, 2015  and December 31, 2014,  respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp43  billion and Rp1,550 billion for the six months period ended June 30, 2015  and for the year ended December 31, 2014, respectively.

The movements of the provision for projected post-employment health care benefit for the six months period ended June 30, 2015  and for the year ended December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014 (Restated)
Changes in projected post-employment health care benefit provision
Defined benefit liability at beginning of year	441	993
Net periodic pension cost	122	250
Employer contributions	-	(226)
Actuarial (losses) gain recognized via the OCI	(340)	238
Return on plan assets (excluding amount included in net interest expense)	340	(814)
Provision for post-employment health care benefit	563	441

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

The components of net periodic post-employment health care benefit cost for the years ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Service costs	24	22
Plan administration cost	79	88
Net interest cost	19	40
Net periodic post-employment health care benefit cost	122	150
Cost to subsidiaries by agreement	-	(1)
Periodic post-employment health care benefit cost Less cost to subsidiaries	122	149

Amounts recognized in OCI  are as follows:

	June 30, 2015	June 30, 2014 (Restated)
Actuarial (losses) gain recognized during the year	(340)	495
Return on plan assets (excluding amount included in net interest expense)	340	(495)
Net	-	-

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2014  and 2013, with reports dated February 24, 2013 and February 28,  respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Discount rate	8.50%	9.00%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2015	2014
Indonesian mortality table	2011	2011

     The timing of benefits payments for 2015  is as follows (in millions of rupiah):

Time Period	Post-Employment Health Care Benefits
Within next 10 years	4,816
Within 10-20 years	7,035
Within 20-30 years	7,519
Within 30-40 years	6,174
Within 40-50 years	3,210
Within 50-60 years	400
Within 60-70 years	2
Within 70-80 years	0

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

0.5% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	0.5% Increase	0.5% Decrease	0.5% Increase	0.5% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Post-employment health care	(1,403)	1,726	1,858	(1,527)

36.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Group entered into transactions with related parties. It is the Company's policy that the pricings of these transactions be the same as those of arm’s length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data revenues, other telecommunication service revenues, finance costs and investment in financial instruments
State-owned enterprises	Entity under common control

Internet and data service revenue, other telecommunication services revenue, operating expenses,purchase of property and equipment, construction and installation services, insurance expenses, finance income, finance costs, investment in financial instruments, insurance for property equipment, insurance for employees, electricity expenses and cost of SIM cards

Indosat	Entity under common control

Interconnection revenue, interconnection expenses, telecommunication facilities usage, operating & maintenance costs, leased line revenue, satellite transponder usage revenue, usage of data communication, network system expenses and lease revenue

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenue, network revenue, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
INTI	Entity under common control	Purchase of property and equipment
LEN`	Entity under common control	Purchase of property and equipment

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BRI	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BTN	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
CSM	Associated company	Satelite transponder usage revenue, leasedline revenue and transmission lease expenses
Indonusa	Associated company	Network revenue and data communication expense
Yakes	Entity under significant influence	Medical expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant influence

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of vehicles, purchases of materials and construction services, utilities and cleaning service maintenance and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under significant influence	leases of buildings, leases of vehicles, purchases of vehicles, purchases of materials and construction services, utilities and cleaning service
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under significant influence	Leases of vehicles, printing and distribution of customer bills expenses, collection fee, and other services fee, distribution of SIM cards and pulse reload voucher
PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Interconnection revenue, purchase of property and equipment, installation expense, and maintenance expense
PT Pasifik Satelit Nusantara (“PSN”)	Entity under significant influence	Interconnection revenue, transmission leases expenses and interconnection expenses
Directors and commissioners	Key management personnel	Honorarium and facilities

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties

The following are significant transactions with related parties:

	June 30, 2015		June 30, 2014
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Entities under common control
Indosat	480	0.98	514	1.18
State-owned enterprises	397	0.81	318	0.73
Government	121	0.25	81	0.19
BRI	89	0.18	45	0.10
Bank Mandiri	77	0.16	59	0.14
BNI	62	0.13	44	0.10
Lintasarta	43	0.09	42	0.10
BSM	14	0.03	15	0.03
BTN	18	0.04	26	0.06
BRI Syariah	3	0.01	6	0.01
Sub-total	1,304	2.68	1,150	2.64
Entity under significant influence
Kisel	1,683	3.45	1,372	3.15
Gratika	192	0.39	178	0.41
Sub-total	1,875	3.84	1,550	3.56
Associated companies
Indonusa	30	0.06	47	0.11
Others	83	0.17	78	0.18
Total	3,292	6.75	2,825	6.49

	June 30, 2015		June 30, 2014
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control State-owned enterprises	568	1.67	688	2.33
Indosat	739	2.17	475	1.61
Sub-total	1,307	3.84	1,163	3.94
Entity under significant influence
Kisel	395	1.16	467	1.58
Kopegtel	197	0.58	300	1.01
PSN	41	0.12	111	0.38
Yakes	42	0.12	36	0.12
SPM	4	0.01	21	0.07
Sub-total	679	1.99	935	3.16
Associated company
CSM	9	0.03	25	0.08
Others	14	0.04	32	0.11
Total	2,009	5.90	2,155	7.29

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

	June 30, 2015		June 30, 2014
	Amount	finance income	Amount	finance income
FINANCE INCOME
Entity under common control
State-owned banks	399	66.50	309	48.58

	June 30, 2015		June 30, 2014
	Amount	finance costs	Amount	finance costs
FINANCE COSTS
Majority stockholder
The Government	39	3.88	46	5.33
Entity under common control
State-owned banks	636	63.35	332	38.47
Total	675	67.23	378	43.80

	June 30, 2015		June 30, 2014
	Amount	% of total property and equipment purchased	Amount	% of total property and equipment purchased
Purchase of property and equipment (Note 10)
Entities under common control
INTI	45	0.38	-	-
LEN	19	0.16	-	-
State-owned enterprises	-	-	252	2.12
Sub-total	64	0.54	252	2.12
Entity under significant influence
Kopegtel	31	0.26	29	0.24
Gratika	33	0.28	-	-
Sub-total	64	0.54	29	0.24
Others	20	0.17	26	0.22
Total	148	1.25	307	2.58

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

		June 30, 2015		December 31, 2014
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 4)	17,067	11.08	10,464	7.43
b.	Other current financial assets (Note 5)	2,496	1.62	2,406	1.71
c.	Trade receivables - net (Note 6)	945	0.61	873	0.62
d.	Advances and prepaid expenses (Note 8)	21	0.01	24	0.02
e.	Advances and other non-current assets (Note 11)
	Entity under common control BNI	10	0.01	12	0.02
	Others	32	0.02	6	0.01
	Total	42	0.03	18	0.03

	`	June 30, 2015		December 31, 2014
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 13)
	Entities under common control
	INTI	285	0.40	323	0.58
	Indosat	210	0.29	146	0.26
	State-owned enterprises	3	0.00	-
	Sub-total	498	0.69	469	0.84
	Entity under significant influence
	Yakes	20	0.03	46	0.08
	Kopegtel	36	0.05	55	0.10
	Sub-total	56	0.08	101	0.18
	Others	322	0.45	328	0.59
	Total	876	1.22	898	1.61

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

		June 30, 2015		December 31, 2014
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 14)
	Majority stockholder
	The Government	17	0.02	16	0.03
	Entities under common control
	State-owned banks	140	0.20	84	0.15
	Total	157	0.22	100	0.18
h.	Advances from customers and suppliers
	Majority stockholder
	The Government	19	0.03	19	0.03
i.	Short-term bank loans (Note 16)
	Entities under common control
	BRI	57	0.08	57	0.10
	BSM	15	0.02	15	0.03
	Total	72	0.10	72	0.13
j.	Two-step loans (Note 18)
	Majority stockholder
	The Government	1,580	2.20	1,615	2.95
k.	Long-term bank loans (Note 20)
	Entities under common control
	BRI	3,499	4.87	4,357	7.96
	BNI	6,608	9.21	2,975	5.43
	Bank Mandiri	2,889	4.02	2,181	3.98
	Total	12,996	18.10	9,513	17.37

c.   Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 18).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

     The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

c.   Significant agreements with related parties (continued)

ii.   Indosat (continued)

     The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

     On December 28, 2006, the Company and Indosat signed amendments on the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006 (Note 38). These amendments took effect on January 1, 2007.

     Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

     The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.  Others

     The Company has entered into agreements with associated companies, namely CSM and Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Key management personnel remuneration

Key management personnels consists of the Boards of Commissioners and Directors of the Company and its subsidiaries.

The Group provides remuneration in the form of honorarium and facilities to support the operational duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2015		2014
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	424	1.24%	271	0.92%
Board of Commissioners	130	0.38%	76	0.26%

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  OPERATING SEGMENT

The Group has four main operating segments, namely personal, home, corporate and others. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

No operating segments have been aggregated to form the operating segments of personal, home and others, while corporate operating segment is aggregated from business, enterprise, wholesale and international operating segments since they have the similar economic characteristics and similar in other qualitative criteria such as providing similar network services and serving corporate customers.

      Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

            However, the financing activities and income taxes are not separately monitored and are not allocated to operating segments.

      Segment revenues and expenses include transactions between operating segments and are accounted at market prices.

	2015
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	10,844	3,701	34,144	151	48,840	-	48,840
Inter-segment revenues	6,328	1,982	1,369	937	10,616	(10,616)	-
Total segment revenues	17,172	5,683	35,513	1,088	59,456	(10,616)	48,840
Expenses
External expenses	(9,606)	(3,033)	(20,141)	(937)	(33,717)	-	(33,717)
Inter-segment expenses	(3,595)	(2,122)	(4,875)	(24)	(10,616)	10,616	-
Total segment expenses	(13,201)	(5,155)	(25,016)	(961)	(44,333)	10,616	(33,717)
Segment results	3,971	528	10,497	127	15,123	-	15,123
Capital expenditures	(3,844)	(1,746)	(5,931)	(418)	(11,939)	-	(11,939)
Depreciation and amortization	(1,024)	(621)	(7,111)	(37)	(8,793)	-	(8,793)
Provision for impairment of receivables	(230)	(106)	(133)	(2)	(471)	-	(471)

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  OPERATING SEGMENT (continued)

	2014 (Restated)
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	9,656	3,276	30,444	166	43,542	-	43,542
Inter-segment revenues	4,928	1,217	1,384	654	8,183	(8,183)	-
Total segment revenues	14,584	4,493	31,828	820	51,725	(8,183)	43,542
Expenses
External expenses	(8,001)	(2,560)	(18,154)	(755)	(29,470)	-	(29,470)
Inter-segment expenses	(3,038)	(1,483)	(3,656)	(6)	(8,183)	8,183	-
Total segment expenses	(11,039)	(4,043)	(21,810)	(761)	(37,653)	8,183	(29,470)
Segment results	3,545	450	10,018	59	14,072	-	14,072
Capital expenditures	(3,545)	(1,285)	(6,952)	(246)	(11,866)	-	(11,866)
Depreciation and amortization	(1,251)	(704)	(5,991)	(27)	(7,973)	-	(7,973
Impairment of assets	-	-	(190)	-	(190)	-	(190)
Provision for impairment of receivables	(197)	(124)	(8)	-	(329)	-	(329)

Geographic information:

	2015	2014
External revenues
Indonesia	47,939	42,584
Foreign countries	901	958
Sub-total	48,840	43,542

The revenue information above is based on the location of the customers.

	2015	2014
Non-current operating assets
Indonesia	99,658	96,127
Foreign countries	1,199	1,145
Total	100,857	97,272

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.    Mobile cellular telephone tariffs

      On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

            with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff.

d.   Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

      The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of June 30, 2015, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in rupiah
Rupiah	-	9,172
U.S. dollar	578	7,701
Euro	0.26	4
SGD	0.26	2
Total		16,879

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT Ketrosden Triasmitra-PT Nautic Maritime Salvage Consortium	August 30, 2012	Procurement and installation agreement for “Sistem Komunikasi Kabel Laut” (SKKL) Luwuk-Tutuyan Cable System (LTCS)
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement of OSP FTTH DIVA Regional II
The Company and ASN-PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and NEC Corp-PT NEC Indonesia Consortium	May 28, 2013	Procurement and installation of SMPCS package-2

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Cisco Technologies Indonesia	November 14, 2013	The partnership for procurement and installation agreement of WIFI CISCO
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for IP Radio Equipment for Backhaul Node-B Telkomsel Package-2 Platform Huawei
The Company and Thales Alenia Space France	July 14, 2014	Telkom-3 Substitution (T3S) Satellite System
The Company and QNet Indonesia	July 22, 2014	Procurement and installation of SKKL Broadband Network Division
Telkom Malaysia Berhad, Telin, Alcatel-LucentSubmarine Networks and NEC Corporation	January 30, 2015	Procurement and installation Southeast Asia – Middle East – Western Europe 5 Cable System (SEA – ME - WE 5)

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout Operating Support System (“OSS”) agreement
Telkomsel and Huawei International Pte. Ltd. and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support agreement

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

 (ii)   Telkomsel (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel and PT Ericsson Indonesia	March 25, 2013	Technical Support Agreement (TSA) for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex agreement
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

(iii)   GSD

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TLT (Subsidiary of GSD) and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Landmark Tower Building development project

a.     Borrowings and other credit facilities

(i)     As of June 30, 2015, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2016	Rp	-	83
			US$	0	2
BNI	250	March 30, 2016	Rp	-	86
			US$	0	2
Bank Mandiri	150	December 24, 2015	Rp	-	13
			US$	0	3
Total	750				189

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b. Borrowings and other credit facilities (continued)

(ii)     Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities will expire on July 31, 2015. Under these facilities, as of June 30, 2015, Telkomsel has issued a bank guarantee of Rp20  billion (equivalent to US$1.5  million) for a 3G performance bond (Note 39c.i). The bank guarantee is valid until March 24, 2016.

Telkomsel has a Rp500 billion bank guarantee facilitiy with BRI. The facility will expire on March 25, 2016. Under this facility, as of June 30, 2015, Telkomsel has issued a bank guarantee of Rp317  billion (equivalent to US$24 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2016 and Rp20  billion (equivalent to US$1.5 million)  for a 3G performance guarantee.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2016.

Telkomsel has also a Rp100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2015. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp53  billion (Note 39c.v).

(iii)    TII has a US$15 million bank guarantee from Bank Mandiri. The facility expires on December 18, 2015.  The outstanding bank guarantee facility as of June 30, 2015 amounting  to US$10 million.

(iv)    Based on the Deed of debt acknowledgement by Notary Utiek R. Abdurachman, SH., MLI., Mkn, No. 47 dated June 30, 2015, the shareholders of subsidiary, Finnet, agreed to issue Medium Term Notes amounted to Rp200.000 with period of 7 (seven) years and annual interest of 11.00%. PT BNI Asset Management was acting as arranger on the MTN, PT Bank Mega Tbk was acting as trustee and PT Kustodian Sentra Efek Indonesia (KSEI) was acting as payment agent and collective custodian.

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first, second, third and forth year annual frequency usage fees in 2010, 2011, 2012 and 2013, respectively.

In order to maximize its business opportunities from the group synergy, the Company restructured its fixed wireless business unit by terminating the respective fixed wireless telecommunication network services and transferring the fixed wireless business and subscribers to Telkomsel. On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 5  and 36).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel, Telkomsel can use the radio frequency spectrum from the time the decision letter was issued.

During the transition  period, the Company is still able to use the radio frequency spectrum of 880-887.5 MHz paired  with 925-932.5 MHz until December 14, 2015.

Based on Decision Letters No. 940 dated September 26, 2014, MoCI determined that the fifth year (Y5), 2014, annual frequency usage fee of Telkomsel was Rp2,198 billion. The fee includes frequency usage fee transferred from Company to Telkomsel and was  paid in December 2014.

The Company recorded a restructuring provision of Rp208 billion as of June 30, 2015. The provision relates to the benefits provided in “Upgrade Telkomflexi” program that was introduced to encourage Telkom Flexi subscribers to migrate to Telkomsel services. The program was publicly announced on October 3, 2014. The restructuring is expected to be completed not later than December 14, 2015.

(iii)  Apple, Inc

On July 16, 2012, Telkomsel entered into an agreement with Apple South Asia Pte Ltd (“Apple”) for the purchase of iPhone products and provision of cellular network services in Indonesia. Based on the agreement:

•      Telkomsel may authorize Authorized Purchaser (“AP”) to place PO under the agreement provided that a contract of Adherence is signed between Apple, Telkomsel and AP binding such AP to the terms and conditions of the agreement. If any of the AP fails to pay an invoice from Apple or Apple’s affiliate as required by the agreement, after receipt of Apple’s notice, Telkomsel should pay the sums due and the unpaid amount.

•      Telkomsel shall order and take delivery or cause its AP to order and take delivery of at least 500,000 iPhone units up to June 2015.

Effective on August 17, 2012, Telkomsel appointed PT Mitra Telekomunikasi Selular (“MTS”), third party, as the AP. In accordance with the agreement with MTS, issuance of PO by MTS is subject to Telkomsel’s approval and required to be covered by a bank guarantee”.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv) Future minimum lease payments of operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2015  and 2024.  Periods maybe extended based on the agreement by both parties.

   Future minimum lease payments under the operating lease agreements as of June 30, 2015 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	30,280	2,384	13,852	14,044
As lessor	4,901	1,110	2,516	1,275

(v)   USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009 and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCi which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No.03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(v)   USO (continued)

a.    Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatera, North Sulawesi, Gorontalo, Central Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

b.    Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtain local fixed-line licenses and the right to use radio frequency in the 2,390 MHz – 2,400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

On June 30, 2015, the USO program for packages 1, 2, 3, 6 and 7 ceased. On September 18, 2014, Telkomsel filed an arbitration claim with the Indonesia National Board of Arbitration for the settlement of the outstanding receivable from BPPPTI. As of June 30, 2015, the outstanding accounts receivable balance from those USO program amounted to Rp107.8 billion. As of the issuance date of approval and authorization for the issuance of the consolidated financial statements, the arbitration claim is still in process.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(v) USO  (continued)

For six monthsperiod ended June 30, 2015 and 2014, the Company and Telkomsel recognized the following amounts:

	2015	2014
Revenues
Construction	-	-
Operation of telecommunication service centre	20	86
Profits
Construction	-	-
Operation of telecommunication service centre	(133)	(68)

As of June 30, 2015 and December 31, 2014, the Company’s and Telkomsel’s trade receivables from the USO programs which are measured at amortized cost using the effective interest rate method amount to Rp663  billion and Rp655 billion, respectively (Notes 6 and 11).

            (vi) Trademark License Agreement

      On June 23, 2014, TII signed an agreement with Mobile Telecommunication Company (Zain Saudi Arabia) for the telecommunications product and service trademark license agreement over a 5-year term has elapsed from the effective date. Subsequently, on November 7, 2014, TII signed an agreement with Al Lama Group for distributions and sales of SIM Card and exploration of other business opportunities in Saudi Arabia.

40.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has recognized provision for losses amounting to Rp25 billion as of June 30, 2015.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of case by operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015 Central Jakarta District Court decided to win the Company, Telkomsel and seven other local operators upon the case.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

40.  CONTINGENCIES (continued)

b.    The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013, the Company filed an appeal to the Makassar High Court, objecting to the District Court’s ruling. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the Supreme Court. On January 9, 2015, the Company received the SC Notice No. 226/Pdt.G/2012/PN.Mks. regarding the case in which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

As of the date of approval and authorization for the issuance of the consolidated financial statements, there has not been any notification on the case from the SC.

41.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      Assets and liabilities denominated in foreign currencies are as follows:

	June 30, 2015
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	385.63	8.42	15.36	5,321
Other current financial assets	27.69	-	-	369
Trade receivables
Related parties	2.09	-	-	28
Third parties	75.08	-	2.79	1,038
Other receivables	0.25	-	0.11	4
Advances and other non-current assets	6.86	-	0.05	92
Total assets	497.60	8.42	18.31	6,852
Liabilities
Trade payables
Related parties	(3.56)	-	(0.15)	(49)
Third parties	(234.57)	(34.20)	(1.78)	(3,155)
Other payables	(9.37)	(1.60)	(0.54)	(133)
Accrued expenses	(42.13)	(26.02)	0.58	(556)
Advances from customers and suppliers	0.69	-	(0.05)	8
Current maturities of long-term liabilities	(28.69)	(767.90)	-	(467)
Promissory notes	(3.38)	-	-	(45)
Long-term liabilities - net of current maturities	(206.44)	(6,527.13)	-	(3,465)
Total liabilities	(527.45)	(7,356.85)	(1.94)	(7,862)
Assets (Liabilities) - net	(29.85)	(7,348.43)	16.37	(1,010)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

41.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	December 31, 2014
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	364.47	8.45	15.59	4,721
Other current financial assets	15.50	-	-	193
Trade receivables
Related parties	2.05	-	-	26
Third parties	72.88	-	2.83	938
Other receivables	0.39	-	0.11	6
Advances and other non-current assets	4.06	-	0.05	52
Total assets	459.35	8.45	18.58	5,936
Liabilities
Trade payables
Related parties	(0.21)	-	(0.16)	(5)
Third parties	(215.68)	(19.36)	(3.41)	(2,725)
Other payables	(3.42)	-	(1.15)	(57)
Accrued expenses	(65.91)	(27.39)	(1.02)	(836)
Short-term bank loan	(100.00)	-	-	(1,244)
Advances from customers and suppliers	(2.41)	-	(0.07)	(31)
Current maturities of long-term liabilities	(34.60)	(767.90)	-	(510)
Promissory notes	(7.16)	-	-	(88)
Long-term liabilities - net of current maturities	(71.00)	(6,911.08)	-	(1,597)
Total liabilities	(500.39)	(7,725.73)	(5.81)	(7,093)
Assets (Liabilities) - net	(41.04)	(7,717.28)	12.77	(1,157)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of June 30, 2015 using the exchange rates on July 30, 2015, the unrealized foreign exchange loss  will increase by Rp4  billion.

42.  FINANCIAL RISK MANAGEMENT

1.     Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

`

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

1.  Financial risk management (continued)

a.   Foreign exchange risk

The Group is  exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars  and Japanese yen. The Group’s  exposures  to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	June 30, 2015		December 31, 2014
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.50	0.01	0.46	0.01
Financial liabilities	(0.53)	(7.36)	(0.50)	(7.73)
Net exposure	(0.03)	(7.35)	(0.04)	(7.72)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the rupiah at June 30, 2015 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/loss
June 30, 2015
U.S. dollar (1% strengthening)	(4)
Japanese yen (5% strengthening)	(40)

A weakening of the U.S.dollar  and Japanese yen  against the rupiah at June 30, 2015 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

      The Group is  exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Group’s  available-for-sale investments is  monitored periodically, together with a regular assessment of their relevance to the Group’s  long-term strategic plans.

      As of June 30, 2015, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 16, 17, 18, 19 and 20). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	June 30, 2015	December 31, 2014
Fixed rate borrowings	(17,444)	(10,113)
Variable rate borrowings	(19,206)	(13,339)

Sensitivity analysis for variable rate borrowings

As of June 30, 2015, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss byRp48 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

      d.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	June 30, 2015	December 31, 2014 (Restated)
Cash and cash equivalents	24,286	17,672
Other current financial assets	2,970	2,797
Trade and other receivables, net	8,718	7,380
Advances and other non-current assets	455	546
Total	36,429	27,863

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not have any major concentration risk whereas no customer receivable balances exceed 4% of trade receivables of June 30, 2015.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Group has  difficulties in fulfilling financial liabilities when they become due.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

e.   Liquidity risk (continue)

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s  financial obligations. The Group continuously performs  an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios,  against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	Carrying amount	Contractual cash flows	2015	2016	2017	2018	2019 and thereafter
June 30, 2015
Trade and other payables	13,592	(13,592)	(13,592)	-	-	-	-
Accrued expenses	6,230	(6,230)	(6,230)	-	-	-	-
Loans and other borrowings
Bank loans	19,896	(24,657)	(6,414)	(2,150)	(3,725)	(8,057)	(4,311)
Obligations under finance leases	4,789	(6,454)	(1,007)	(499)	(963)	(895)	(3,090)
Bonds and notes	10,385	(22,191)	(2,031)	(497)	(969)	(967)	(17,727)
Obligations under Two-step loans	1,580	(1,883)	(289)	(142)	(275)	(240)	(937)
Total	56,472	(75,007)	(29,563)	(3,288)	(5,932)	(10,159)	(26,065)

	Carrying amount	Contractual cash flows	2014	2015	2016	2017	2018 and thereafter
December 31, 2014
Trade and other payables	12,476	(12,476)	(12,476)	-	-	-	-
Accrued expenses	5,211	(5,211)	(5,211)	-	-	-	-
Loans and other borrowings
Bank loans	13,740	(16,468)	(6,830)	(3,172)	(2,552)	(2,099)	(1,815)
Obligations under finance leases	4,789	(6,535)	(975)	(927)	(898)	(830)	(2,905)
Bonds and notes	3,308	(4,673)	(1,370)	(251)	(229)	(228)	(2,595)
Two-step loans	1,615	(1,944)	(282)	(274)	(264)	(230)	(894)
Total	41,139	(47,307)	(27,144)	(4,624)	(3,943)	(3,387)	(8,209)

The difference between the carrying amount and the contractual cash flows is interest value.

1.    Fair value of financial assets and financial liabilities

a.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)    The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, accrued expenses, and short-term bank loans), long-term investments, advances and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

42.   FINANCIAL RISK MANAGEMENT (continued)

      2.   Fair value of financial assets and financial liabilities  (continued)

            a.    Fair value measurement (continued)

(i)     The fair values of long-term financial asssets and financial liabilities (other non-current assets (long-term receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows.

(iii)  Available-for-sale financial assets primarily consist of shares, mutual funds and Corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iv)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities  of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.   Classification and fair value

The following table presents the carrying value and estimated fair values of the Group's financial assets and liabilities based on their classifications, other than those with carrying amounts that are reasonable approximation of fair values:

	June 30, 2015
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	24,286	-	-	24,286	24,286
Other current financial assets	-	2,710	260	-	2,970	2,970
Trade and other receivables, net	-	8,717	-	-	8,717	8,717
Advances and other non-current assets	-	455	-	-	455	455
Total financial assets	-	36,168	260	-	36,428	36,428
Trade and other payables	-	-	-	(13,592)	(13,592)	(13,592)
Accrued expenses	-	-	-	(6,230)	(6,230)	(6,230)
Loans and other borrowings
Short-term bank loans	-	-	-	(1,541)	(1,541)	(1,541)
Two-step loans	-	-	-	(18,355)	(18,355)	(18,560)
Long-term bank loans	-	-	-	(4,789)	(4,789)	(4,789)
Bonds and notes	-	-	-	(10,385)	(10,385)	(10,498)
Obligation under finance lease	-	-	-	(1,580)	(1,580)	(1,618)
Total financial liabilities	-	-	-	(56,472)	(56,472)	(56,828)

	December 31, 2014 (Restated)
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	17,672	-	-	17,672	17,672
Other current financial assets	-	2,543	254	-	2,797	2,797
Trade and other receivables, net	-	7,380	-	-	7,380	7,380
Advances and other non-current assets	-	546	-	-	546	546
Total financial assets	-	28,141	254	-	28,395	28,395

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

b.   Classification and fair value (continued)

	December 31, 2014
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Trade and other payables	-	-	-	(12,476)	(12,476)	(12,476)
Accrued expenses	-	-	-	(5,211)	(5,211)	(5,211)
Loans and other borrowings
Short-term bank loans	-	-	-	(1,810)	(1,810)	(1,810)
Long-term bank loans	-	-	-	(11,930)	(11,930)	(11,787)
Obligation under finance lease	-	-	-	(4,789)	(4,789)	(4,789)
Bonds and notes	-	-	-	(3,308)	(3,308)	(3,355)
Two-step loans	-	-	-	(1,615)	(1,615)	(1,650)
Total financial liabilities	-	-	-	(41,139)	(41,139)	(41,078)

c.    Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt-based securities where the Net Asset Value (“NAV”) per share of the investments information is not published as explained below:

	June 30, 2015
c		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	260	55	205	-
Fair value to profit or loss securities	290	-	-	290
Total	560	55	205	290

	December 31, 2014
		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	254	52	202	-
Fair value to profit or loss securities	290	-	-	290
Total	544	52	202	290

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

c.    Fair value hierarchy (continued)

      Available-for-sale financial assets primarily consist of mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

      Financial asset at fair value through profit or loss represens the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations. Since the fair value is not observable and valuation technique is used to determine the fair value, this financial asset is classified as level 3.

Mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds and put option require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of June 30, 2015 and 2014 are as follows:

	2015	2014
Balance at January 1	290	297
Purchases	-	-
Included in consolidated statement of comprehensive Income	-	-
Realized loss - recognized in profit or loss	-	-
Unrealized loss - recognized in other comprehensive income	-	-
Redemption	-	-
Balance at June 30	290	297

43.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	June 30, 2015		December 31, 2014 (Restated)
	Amount	Portion	Amount	Portion
Short-term debts	1,541	1.49%	1,810	1.98%
Long-term debts	35,109	34.03%	21,642	23.72%
Total debts	36,650	35.51%	23,452	25.70%
Equity attributable to owners	66,547	64.49%	67,816	74.30%
Total	103,197	100.00%	91,268	100.00%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

43.  CAPITAL MANAGEMENT (continued)

The Group  objectives when managing capital are to safeguard the Group  ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group  conducts debt valuation to assess possibilities of refinancing existing debts with new ones, which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group  will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio, which is monitored by management to evaluate the Group  capital structure and review the effectiveness of the Group’s debts. The Group  monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of June 30, 2015 and December 31, 2014 is as follows:

	June 31, 2015	December 31, 2014 (Restated)
Total interest-bearing debts	36,650	23,452
Less: cash and cash equivalents	(24,286)	(17,672)
Net debts	12.364	5,780
Total equity attributable to owners	66,547	67,816
Net debt-to-equity ratio	18.58%	8.52%

As stated in Note 18, 19  and 20, the Group  is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. During the six  months period ended June 30, 2015 and for the year ended December 31, 2014, the Company has complied with the externally imposed capital requirements.

44.  SUPPLEMENTAL CASH FLOWS INFORMATION

   The non-cash investing activities for the years ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Acquisition of property and equipment credited to:
Trade payables	7,366	6,929
Obligations under finance leases	381	273

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2015 and for the Six  Months Period Then Ended (Unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

45.  SUBSEQUENT EVENTS

a)     In July 2015, Finnet has received cash from MTN issued on June 30, 2015 (Note 39b.iv)

b)    On July 6, 2015, Telkomsel received Decision Letter No.644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No.42 Year 2014 dated January 29, 2014, the MoCI granted Telkomsel the rights to provide (see note 1):

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

c)     On July 23, 2015 the KPPU filed a cassation to the Supreme Court relating to allegation of SMS Cartel Practices (Note 40a)